25 August 2022 PureTech Health plc – Half-Year Report Strong capital base with PureTech Level Cash and Cash Equivalents of $341.4 million1 and Consolidated Cash and Cash Equivalents of $365.9 million2 as of June 30, 2022, excluding up to $115.4 million added post-period3; Operational runway extended into Q1 2026 Significant advancement of PureTech’s Wholly Owned Programs, with three clinical trials underway, four completed, and human proof-of-principle achieved for a key PureTech platform Excellent progress across the Founded Entities, including Karuna’s positive topline Phase 3 results for KarXT in schizophrenia, Akili’s Nasdaq listing and Gelesis’ commercial progress with Plenity®4 in the post- period, and four clinical data publications across Founded Entities Company to host a webcast and conference call today at 9:00am EDT / 2:00pm BST PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”) today announces its half- yearly results for the six months ended June 30, 2022. The following information will be filed on Form 6-K with the United States Securities and Exchange Commission (the “SEC”) and is also available at https://investors.puretechhealth.com/financials-filings/reports. Webcast and conference call details Members of the PureTech management team will host a conference call at 9:00am EDT / 2:00pm BST today, August 25, 2022, to discuss these results. A live webcast and presentation slides will be available on the investors section of PureTech’s website under the Events and Presentations tab. To join by phone, please dial: United Kingdom Toll-Free: +44 800 640 6441 United Kingdom Toll/International: +44 20 3936 2999 United States: +1 646 664 1960 United States Toll-Free: +1 855 979 6654 / +1 800 249 2588 Access Code: 563263 For those unable to listen to the call live, a replay will be available on the PureTech website. Commenting on PureTech’s half-yearly results, Daphne Zohar, Founder and Chief Executive Officer of PureTech, said: “The first half of 2022 has been an exceedingly strong period for PureTech. Our mission is to change the treatment paradigm for patients with devastating diseases, and we have made great progress towards that goal, particularly on the heels of stellar topline results from Karuna’s Phase 3 trial evaluating KarXT in adults with schizophrenia. Schizophrenia is a severe and debilitating disorder affecting approximately 21 million people worldwide. KarXT, which was invented at PureTech, demonstrated notable improvements across symptom domains, and was not associated with the debilitating side effects of weight gain, sedation and movement disorders seen with existing treatments. It is now poised to potentially be the first new class of medicine in over 50 years for patients living with schizophrenia. As a co-inventor of KarXT, we have the right to receive royalties, sublicense income and milestone payments in addition to the value of our equity. “Across our Wholly Owned Pipeline are examples of other programs that we have developed in a similar way to Karuna’s KarXT, where we start with an approach or candidate that has proof of human efficacy, but key limitations have hindered the class from reaching its full potential. Through the expertise of our Exhibit 99.1 experienced R&D team and our network of industry-leading collaborators, we strive to overcome barriers to unlock potential new classes of therapeutics for the benefit of patients. “Another example of our clinically de-risked development approach is LYT-300, which is an oral form of natural allopregnanolone. LYT-300 could make a difference for patients with a range of mental health conditions, such as depression, where there is a growing need but standard of care treatments like selective serotonin reuptake inhibitors (SSRIs) can have mixed efficacy, delayed onset of action and poor tolerability. In June, we announced that we can orally administer LYT-300 and achieve therapeutic levels of allopregnanolone in systemic circulation. This is exciting because allopregnanolone has proven efficacy but is only available for the treatment of postpartum depression as a 60-hour IV infusion. Demonstration of human oral bioavailability of allopregnanolone is therefore a key milestone for LYT-300 and for our Glyph platform, which enabled this innovation. Similarly, we are advancing LYT-100, a deuterated form of pirfenidone, to make a meaningful difference in the lives of patients with lung fibrosis and other inflammatory and fibrotic conditions by potentially offering better therapeutic effect without the poor tolerability associated with current standard of care drugs. In the first half of 2022, we initiated a late- stage clinical trial of LYT-100 for the potential treatment of idiopathic pulmonary fibrosis (IPF), a terminal condition that affects about three million people worldwide. These milestones are just a few of the many accomplishments from our Wholly Owned Pipeline that demonstrate our commitment to improving the lives of millions of patients. “In addition to Karuna, several of our other Founded Entities also made notable progress. Most recently, Akili began trading on Nasdaq, becoming the fourth of our Founded Entities to be publicly traded, and – together with Karuna, Gelesis and Vor Bio – bringing the value of publicly traded Founded Entities created by PureTech to over $9 billion. Gelesis also continued to grow its revenue from Plenity4 sales, generating $16.5 million in net product revenue in the first half of 2022, resulting in an increase of 212% year-over- year. “I’m particularly proud of our track record of clinical success, which is approximately six times better than the biopharma industry average.5 This clinical success has led us to financial success as one of a few cash generating biotech companies in the world. We have generated over $680 million in non-dilutive cash in less than three years3 and have not had to raise money from the capital markets in over four years. Based on a strong balance sheet, our Board approved a share buyback program in May. We are delighted to have received positive feedback from shareholders thus far, and we are confident that we can maintain sufficient cash on hand to support the advancement of our Wholly Owned Pipeline, including the completion of all currently initiated clinical trials and certain strategic investments in our Founded Entities. Additionally, we have updated our guidance to extend our operational runway to the first quarter of 2026. “We look forward to carrying this success forward into another catalyst rich period as we unlock the potential of validated efficacy to deliver new classes of medicine for patients with devastating diseases.” Operational Highlights Strong progress across our Wholly Owned Programs6, including the progression of four clinical trials • Initiated a registration-enabling trial of LYT-100 (deupirfenidone) for the potential treatment of IPF • Completed four clinical trials with LYT-100 to validate the thesis of the anti-fibrotic and anti- inflammatory activity of pirfenidone with a differentiated pharmacokinetic (PK) profile, affirming both the strong safety and tolerability profile of LYT-100

• Completed the bi-monthly, monotherapy dose escalation portion of the Phase 1 program assessing the safety and tolerability of escalating doses of LYT-200 (anti-galectin-9 mAb) as a potential treatment for metastatic solid tumors • Achieved oral bioavailability of LYT-300 (oral allopregnanolone) in a multi-part Phase 1 program, representing the first mechanistic proof-of-principle in the clinic for our Glyph™ platform Momentum across Founded Entities7, which we initiated and co-invented, demonstrates success of our R&D model • Karuna Therapeutics, Inc. (Nasdaq: KRTX) (Karuna) announced positive topline Phase 3 data evaluating the efficacy, safety and tolerability of KarXT in adults with schizophrenia, meeting its primary endpoint and key secondary endpoints in the August 2022 post-period. • Akili, Inc. (Nasdaq: AKLI) (Akili) recently began trading on the Nasdaq Stock Market and announced its partner, Shionogi, had started a pivotal Phase 3 randomized, controlled study of SDT-001 in children with attention-deficit hyperactivity disorder (ADHD), both in the August post-period, and Akili partnered with Roblox (NYSE: RBLX) in May. • Gelesis Holdings, Inc. (NYSE: GLS) (Gelesis) began trading on the New York Stock Exchange in January 2022, and generated net product revenue of $16.5 million in the first half of 2022 for Plenity4, an increase of 212% year-over-year. • Gelesis presented results from a clinical trial demonstrating that approximately 6 out of 10 adults in the trial who were treated with GS200 lost on average 11% of their body weight; Akili announced the publication of data in adults with systemic lupus erythematosus (SLE), adults with major depressive disorder (MDD) and children with ADHD in major scientific journals; and Vedanta Biosciences, Inc. (Vedanta) published data in a major journal for its lead program, VE303. Financial Highlights: • PureTech Level Cash and Cash Equivalents as of June 30, 2022, were $341.4 million1 (December 31, 2021: $418.9 million) and Consolidated Cash and Cash Equivalents as of June 30, 2022, were $365.9 million2 (December 31, 2021: $465.7 million). • Founded Entities have strengthened their collective balance sheets by attracting gross proceeds of $113.5 million8 in equity investments during the six months ended June 30, 2022. In the post-period, Founded Entities attracted additional gross proceeds of more than $1 billion.9 Since July 2018 through the date of this report, our Founded Entities have raised funding of $3.1 billion,8 of which $2.9 billion (95.3%) was from third parties. • Operating Expenses for the period were $108.2 million (June 30, 2021: 73.9 million). • PureTech initiated a share buyback program up to a maximum consideration of $50 million. • PureTech will receive aggregate proceeds of up to approximately $115.4 million, net of transaction fees, through the sale of Karuna shares in the August 2022 post-period.3 Key Upcoming Milestones (next 12 to 24 months) Multiple important milestones are anticipated, including those announced by our Founded Entities: Wholly Owned Pipeline • We expect topline results from the registration-enabling trial of LYT-100 in IPF by the end of 2023 as part of a streamlined development program that capitalizes on efficiencies of the 505(b)(2) pathway. Pending positive clinical and regulatory feedback, we believe the results of the Phase 2 clinical trial, together with a Phase 3 clinical trial, could serve as the basis for registration in the U.S.

- We expect results from the Phase 1/2 clinical trial evaluating LYT-200 in single agent cohorts by the end of 2022 and will soon begin to enroll patients in cohorts designed to evaluate LYT-200 in combination with chemotherapy. Results from the combination cohorts are expected in 2023.
- We plan to initiate a clinical trial to evaluate LYT-200 as a single agent for the treatment of acute myeloid leukemia (AML) by the end of 2022.
- We expect to complete the multi-part Phase 1 program of LYT-300 by the end of 2022, and - based on the data - a Phase 1b/2a clinical trial is planned to initiate in 2023.
- We expect additional preclinical validation of our key technology platforms.

Founded Entities

- Karuna plans to submit a New Drug Application (NDA) for KarXT in schizophrenia with the U.S. Food and Drug Administration (FDA) in mid-2023 and Karuna's Phase 3 ADEPT program, evaluating KarXT for the treatment of psychosis in elderly patients with Alzheimer's disease (AD) is expected to initiate in the third quarter of 2022.
- Akili expects to bring its digital therapeutic to more families and healthcare providers with the broader commercial launch of EndeavorRx®[10] in the second half of 2022.
- Vor Biopharma Inc. (Nasdaq: VOR) (Vor) expects to report initial clinical data from VBP101, a Phase 1/2a clinical trial for VOR33 for patients with AML, in the fourth quarter of 2022, and data from the ongoing Phase 1/2 National Marrow Donor Program (NMDP)-sponsored clinical trial evaluating VCAR33^{AUTO} in young adult and pediatric patients with relapsed/refractory AML in a bridge-to-transplant study are expected in 2022, depending on investigator's timing of data release.[11]
- Vedanta plans to initiate a Phase 3 clinical trial of VE303 in patients at high risk for recurrent *Clostridioides difficile* infection (CDI) in the first half of 2023.
- Four additional Founded Entities also expect multiple near-term milestones.

Components of Value

Wholly Owned Candidates	Ownership	Indication
LYT-100 (deupirfenidone)	100%	Conditions involving inflammation and fibrosis, including idiopathic pulmonary fibrosis
LYT-200 (anti-galectin-9 mAb)	100%	Solid tumors, including pancreatic ductal adenocarcinoma, colorectal cancer and cholangiocarcinoma, as well as acute myeloid leukemia
LYT-210 (anti-delta-1 mAb)	100%	A range of cancer indications
LYT-300 (oral allopregnanolone)	100%	A range of neurological and neuropsychological conditions, including depression
LYT-510 (oral immunosuppressant)	100%	Inflammatory bowel disease and chronic pouchitis
LYT-500 (oral IL-22 + immunosuppressant)	100%	Inflammatory bowel disease
LYT-503/IMB-150 (non-opioid)	Partnered	Interstitial cystitis or bladder pain syndrome

Founded Entities	Ownership	Overview

Karuna	4.3% Equity plus Royalties, Milestone Payments & Sublicense Revenues	Advancing transformative medicines for people living with psychiatric and neurological conditions
Akili	14.7% Equity	Pioneering the development of cognitive treatments through game-changing technologies
Gelesis	23.4% Equity plus Royalties	Advancing a novel category of treatments for weight management and gut related chronic diseases
Vor Bio	8.3% Equity	Engineering hematopoietic stem cells to enable targeted therapies post-transplant
Vedanta	40.5% Equity	Pioneering a new category of oral therapies based on defined bacterial consortia
Follica	75.9% Equity plus Royalties	Building a regenerative biology platform for androgenetic alopecia, epithelial aging and other medical indications
Sonde	42.7% Equity	Developing a voice-based technology platform to detect changes of health conditions
Entrega	73.8% Equity	Engineering hydrogels to enable the oral administration of biologics

1. PureTech Level Cash and Cash Equivalents as of June 30, 2022, represent cash and cash equivalents held at PureTech Health plc and its wholly-owned subsidiaries only. Please refer to the Financial Review section of this report for additional detail.
2. Consolidated Cash and Cash Equivalents as of June 30, 2022, represent cash and cash equivalents of $365.9 million as shown on the Consolidated Statements of Financial Position.
3. Presumes the exercise of all call options written by the Company covering 477,100 Karuna shares.
4. Important Safety Information about Plenity®: Patients who are pregnant or are allergic to cellulose, citric acid, sodium stearyl fumarate, gelatin, or titanium dioxide should not take Plenity. To avoid impact on the absorption of medications: For all medications that should be taken with food, take them after starting a meal. For all medications that should be taken without food (on an empty stomach), continue taking on an empty stomach or as recommended by your physician. The overall incidence of side effects with Plenity was no different than placebo. The most common side effects were diarrhea, distended abdomen, infrequent bowel movements, and flatulence. Contact a doctor right away if problems occur. If you have a severe allergic reaction, severe stomach pain, or severe diarrhea, stop using Plenity until you can speak to your doctor. Rx Only. For the safe and proper use of Plenity or more information, talk to a healthcare professional, read the Patient Instructions for Use, or call 1-844-PLENITY.
5. Clinical success is measured as the probability of transition success from Phase 1 to regulatory filing. PureTech's probability is 47%, and the industry average is 8%. The cumulative percentages are calculated by multiplying the individual phase percentages. Industry average data measures the probability of clinical trial success of therapeutics by calculating the number of programs progressing to the next phase vs. the number progressing and suspended (Phase 1=52%, Phase 2=29%, Phase 3=58%). BIO, PharmaIntelligence, QLS (2021) Clinical Development Success Rates 2011 – 2020. This report did not include therapeutics regulated as devices. PureTech average data measures aggregate percentages including all therapeutic candidates advanced through at least Phase 1 by PureTech or its Founded Entities from 2009 onward, using the aforementioned calculation method based on the following individual phase percentages, Phase 1 (n = 6/8; 75%), Phase 2 (n = 10/12; 83%), Phase 3 (n = 3/4; 75%), last updated on August 8, 2022; Phase 2 and Phase 3 percentages include some therapeutic candidates where Phase 1 trials were not conducted by PureTech or its Founded Entities (i) due to the requirements of the medical device regulatory pathway or (ii) because a prior Phase 1 trial was conducted by a third party, which Phase 1 trials were not included in this analysis.
6. References in this report to "Wholly Owned Programs" refer to the Company's seven therapeutic candidates (LYT-100, LYT-200, LYT-210, LYT-300, LYT-510, LYT-500 and LYT-503/IMB-150), lymphatic and inflammation platforms and potential future therapeutic candidates and platforms that the Company may develop or obtain. References to "Wholly Owned Pipeline" refer to LYT-100, LYT-

200, LYT-210, LYT-300, LYT-510, LYT-500 and LYT-503/IMB-150. On July 23, 2021, Imbrium Therapeutics exercised its option to license LYT-503/IMB-150 pursuant to which it is responsible for all future development activities and funding for LYT-503/IMB-150. 7. While PureTech maintains ownership of equity interests in its Founded Entities, the Company does not, in all cases, maintain control over these entities (by virtue of (i) majority voting control and (ii) the right to elect representation to the entities' board of directors) or direct the management and development efforts for these entities. Consequently, not all such entities are consolidated in the financial statements. Where PureTech maintains control, the entity is referred to as a Controlled Founded Entity in this report and is consolidated in the financial statements. Where PureTech does not maintain control, the entity is referred to as a Non-Controlled Founded Entity in this report and is not consolidated in the financial statements. As of June 30, 2022, Controlled Founded Entities include Follica Incorporated, Vedanta Biosciences, Inc. and Entrega, Inc., and Non-Controlled Founded Entities include Gelesis Holdings, Inc., Karuna Therapeutics, Inc., Akili, Inc., Sonde Health, Inc. and Vor Biopharma Inc. Relevant ownership interests for Founded Entities contained in this strategic report were calculated on a partially diluted basis (as opposed to a voting basis) as of June 30, 2022, including outstanding shares, options and warrants, but excluding unallocated shares authorized to be issued pursuant to equity incentive plans. Gelesis, Karuna, Vor Bio and Akili ownerships were calculated on a beneficial ownership basis in accordance with SEC rules as of August 15, 2022, August 19, 2022, August 19, 2022 and August 22, 2022, respectively. 8. Funding figure can include private equity financings, loans and promissory notes, public offerings or grant awards, and gross proceeds from SPAC mergers. Funding figure excludes future milestone considerations received in conjunction with partnerships and collaborations. 9. Karuna’s gross proceeds from an equity offering of approximately $862.5 million before underwriting discounts and expenses and Akili’s gross proceeds resulting from SPAC merger of $163 million before deducting transaction expenses and advisory fees. 10. EndeavorRx® is a digital therapeutic indicated to improve attention function as measured by computer-based testing in children ages 8-12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx demonstrate improvements in a digitally assessed measure, Test of Variables of Attention (TOVA®), of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. There were no serious adverse events; 9.3% of subjects experienced side effects, including frustration, headache, dizziness, emotional reaction, nausea or aggression. EndeavorRx is only available to your patients through a prescription, and is not intended as a stand-alone therapeutic or a substitute for your patient’s medication. 11. The VCAR33 construct is being studied in a Phase 1/2 clinical trial sponsored by the National Marrow Donor Program (“NMDP”), and the timing of data release is dependent on the investigators conducting the trial. About PureTech Health PureTech is a biotherapeutics company dedicated to changing the treatment paradigm for devastating diseases. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 27 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization and a third that is expected to be filed soon for FDA approval, as of the date of PureTech’s most recently filed Half-Year Report and corresponding Form 6-K. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on unique insights in immunology and drug development. For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh. Cautionary Note Regarding Forward-Looking Statements This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those related to our and our Founded Entities’ plans, future prospects, objectives, developments and strategies, the progress and timing of clinical trials and data readouts, the timing of potential Investigational New Drug (IND) and NDA submissions, the sufficiency of cash and cash equivalents and expected cash runway, and the expected aggregate proceeds from our sale of shares of Karuna. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Contact: PureTech EU media U.S. media Public Relations publicrelations@puretechhealth.com Investor Relations IR@puretechhealth.com Ben Atwell, Rob Winder +44 (0) 20 3727 1000 ben.atwell@FTIconsulting.com Nichole Sarkis +1 774 278 8273 nichole@tenbridgecommunications.com Interim Management Report Introduction Our distinctive model for bringing innovative medicines to patients has led to rapid advancement across our Wholly Owned Pipeline and Founded Entities over the first six months of 2022. These programs have generated significant fundamental value and achieved a number of clinical and business milestones towards our mission of changing the treatment paradigm for patients with devastating diseases. Our R&D engine is centered on improving tolerability, enabling oral administration or enhancing on- target efficacy to unlock new classes of medicine that have demonstrated efficacy but whose development has been held back by one of these issues. Across our pipeline, there are examples of how we start with an approach that has proof of human efficacy, but key limitations have hindered the class from reaching its full potential. Through the expertise of our experienced R&D team and extensive network of scientists, clinicians and industry leaders, we strive to overcome these barriers to unlock a new class of therapeutics. The process to identify, invent and advance scientific breakthroughs also includes de-risking experiments before advancing new programs. This model has enabled us to consistently gain early access to breakthrough discoveries well before the rest of the world reads about them in major scientific journals. Our R&D engine has now generated 27 therapeutics and therapeutic candidates, including two that have gone from inception at PureTech through FDA and EU regulatory clearances for marketing, and a third that will soon be filing for FDA approval. Each of these were first-of- their-kind breakthroughs in their respective fields, in some cases ending decades of stagnated therapeutic innovation for of tens of millions of patients. We have continued to demonstrate the strength of our model throughout the first six month of 2022, with the rapid advancement of our Wholly Owned Pipeline, which now includes three clinical trials, and the progression of our proprietary lymphatic and inflammation platforms, from which four novel therapeutic candidates have already been identified for pipeline growth. Our eight Founded Entities, which we initiated and co-invented, have also achieved key milestones so far this year. Our work translates into value for our shareholders in multiple ways. Our primary focus is the development of our Wholly Owned Programs towards commercialization, which could generate future revenue. We also have the option to spin out, sell or partner these programs, which we assess on an ongoing basis. In addition to the Wholly Owned Programs, we see our Founded Entities as sources of value to us over time. We hold sizable equity positions across our Founded Entities and continue to benefit from their growth, including from events such as M&A transactions, IPOs and potential royalties and sublicense income from certain product sales. The combination of the development of the Wholly Owned Programs, advancement of the Founded Entities and optionality to pursue non-dilutive partnerships and funding provides a distinctive and multi- pronged engine to fuel potential future growth while allowing us to more fully capture the value of milestones at a parent company level. We anticipate multiple milestones across our Wholly Owned Pipeline and Founded Entities and are committed to ensuring our shareholders receive the benefits of our strong model. Notable Developments Wholly Owned Programs In the first half of 2022, we continued to strengthen our Wholly Owned Programs. Our clinical-stage therapeutic candidate, LYT-100, continued to advance during the period. LYT-100 is a selectively deuterated form of pirfenidone that is designed to retain the potent and clinically-validated anti-fibrotic and anti-inflammatory activity of pirfenidone but has a highly differentiated PK profile that has translated into improved tolerability, as supported by data from multiple human clinical trials. Pirfenidone is one of two FDA-approved IPF treatments, with the other being nintedanib, both of which have been available in the U.S. since 2014 and recorded over $1 billion in annual sales each year from 2018 to 2021. While both agents have been shown to slow the decline in lung function for IPF patients, they have poor tolerability, which often leads to patients discontinuing therapy or down-titrating to a sub-optimal dose. Accordingly, there is an unmet need for better tolerated IPF treatments so that patients can stay on therapy and preserve more lung function. Given its PK profile, LYT-100 is being advanced for the potential treatment of conditions involving inflammation and fibrosis, including IPF. In 2022, we initiated a registration-enabling trial of LYT-100 for the potential treatment of IPF and topline results are expected by the end of 2023. We also completed a Phase 2a proof-of-concept trial of LYT-100 in patients with breast cancer-related, upper limb secondary lymphedema. We believe the data generated to date is sufficient to evaluate the primary endpoints of safety and tolerability, and the strong safety and tolerability profile of LYT-100 seen in previous clinical trials was reaffirmed. As part of our pipeline prioritization strategy, we will be reviewing the data further, including the exploratory efficacy endpoints, to determine next steps for the program. In January 2022, we announced results from a randomized, double-blind crossover clinical trial in healthy older adults demonstrating that approximately 50% fewer subjects treated with LYT-100 experienced gastrointestinal (GI)-related adverse events (AEs) compared to subjects treated with pirfenidone (17.4% vs. 34.0%). In an additional clinical trial, LYT-100 also demonstrated that it can be safely dosed with a higher total drug exposure than the currently approved dose of pirfenidone, which could translate into improved efficacy over pirfenidone. These results, along with the additional data generated from our robust LYT-100 clinical program and regulatory feedback, further guided the advancement of LYT-100 into late-stage clinical development for the treatment of IPF. In May 2022, we presented the additional data for LYT-100 at the American Thoracic Society 2022 International Conference. Additionally, in June 2022, we announced the results from the Phase 2 clinical trial of LYT-100, which affirmed the strong safety and tolerability profile of LYT-100 seen in previous clinical trials, adding to the growing body of favorable LYT- 100 data. We are also exploring the potential evaluation of LYT-100 in other inflammatory and fibrotic conditions such as myocardial and other organ system fibrosis based on the strength of existing clinical data around the use of pirfenidone in these indications. LYT-200 also progressed through clinical development. LYT-200 is a fully human IgG4 monoclonal antibody targeting a foundational immunosuppressive protein, galectin-9, for the potential treatment of solid tumors, including pancreatic ductal adenocarcinoma, colorectal cancer and cholangiocarcinoma, that are difficult to treat and have poor survival rates, and AML. Currently, a large proportion of patients, especially those with immunologically silent tumors, respond sub-optimally to immune checkpoint inhibitors, representing a significant patient population that has yet to receive benefit from this class of immunotherapeutic agents. Given its design to inhibit the activity of galectin-9, LYT-200 is being advanced to potentially remove a key immunosuppressive barrier that would enable the immune system to attack and destroy the tumor. In the first half of 2022, we completed the bi-monthly, monotherapy dose escalation portion of the Phase 1 program, began evaluating weekly doses of LYT-200 as a monotherapy and will soon begin to enroll patients in cohorts designed to evaluate LYT-200 in combination with chemotherapy. Data from the single agent cohorts are expected by the end of 2022, and data from the combination cohorts are expected in 2023. Additionally, we believe that targeting galectin-9 gives LYT- 200 the potential to address a high unmet need for more effective and less toxic therapies for AML, a devastating disease in which prognosis is poor, with a roughly 30% five-year survival rate. Compelling data have been generated with LYT-200 in multiple preclinical models of leukemia, which have been submitted for presentation in a scientific forum. Based on these data, and significant evidence showing the relevance of galectin-9 as a potential novel target in AML, we expect to initiate a clinical trial of LYT- 200 as a single agent for the treatment of AML by the end of 2022. The Phase 1 clinical trial of LYT-300, our most advanced candidate derived from the Glyph technology platform, achieved a key milestone in the first half of 2022. LYT-300 is an oral form of natural allopregnanolone which we believe may be applicable for the potential treatment of a range of neurological and neuropsychological conditions. An injectable formulation of allopregnanolone is approved by the FDA as a 60-hour IV infusion for the treatment of postpartum depression, though the method of administration has significant limitations. Oral formulations of allopregnanolone and other neurosteroids could potentially have significant advantages for the potential treatment of a range of neurological and neuropsychological conditions, addressing the significant unmet medical need for more effective treatments for psychiatric conditions, such as postpartum depression and MDD, which impact 400,000 and over 20 million patients in the U.S. each year, respectively. LYT-300 is designed to capitalize on the validated efficacy of allopregnanolone to potentially offer a new, oral treatment option to address these unmet needs. In June 2022, we announced the achievement of proof-of-principle for our Glyph platform in the ongoing healthy adult clinical trial of LYT-300. This was a key milestone for the candidate, which is designed to overcome the normally poor oral bioavailability of allopregnanolone to deliver its proven efficacy via simple, convenient oral dosing. This is also the first mechanistic proof-of-principle in the clinic for the Glyph technology platform, which is designed to bypass first-pass metabolism to help maximize the therapeutic potential of validated targets and drugs where oral bioavailability has been a barrier. We expect to complete the Phase 1 clinical trial by the end of 2022, and – based on the data – a Phase 1b/2a clinical trial is planned to initiate in 2023. The multi-part Phase 1 program of LYT-300 has three primary objectives – to demonstrate oral bioavailability, evaluate safety and tolerability across a range of doses, and to inform dose selection moving forward. With the achievement of the first objective, additional dose exploration and assessments of safety, tolerability, PK and pharmacodynamics will be measured. Additionally, in April 2022, the U.S. Patent Office granted two patents covering our Glyph technology platform. One patent is directed to Glyph and broadly covers lipid chemistries used in our prodrug compounds with a patent term that extends to September 2037. A second patent was issued and covers a variety of prodrug chemistries exemplified with the immunosuppressant mycophenolic acid with a patent term that extends to December 2038. We also continued to develop our Alivio™ technology platform, which is designed to target biologics and other drugs to sites of inflammation in a localized manner while limiting their systemic exposure, which has the potential to significantly improve both the safety and efficacy profile of the therapy. The Alivio technology platform has generated three therapeutic candidates to date: 1) LYT-510 is an oral inflammation-targeting formulation of tacrolimus, a potent immunosuppressant drug, in development for the potential treatment of inflammatory bowel disease (IBD) and chronic pouchitis. Current therapies for IBD must be provided through multiple injections over time and are associated with several limitations, including a lack of efficacy for some patients, dose-limiting AEs, loss of efficacy over time via anti-drug antibody development and the potential for opportunistic infections or malignancies. We believe that oral administration of therapeutic candidates generated from our Alivio technology platform can potentially overcome these challenges by targeting multiple mechanisms of disease pathogenesis and minimizing the potential for systemic side effects; 2) LYT-500 is an orally-administered therapeutic candidate in development for the treatment of IBD that contains a unique combination of IL-22 and an anti-inflammatory drug and is designed to address the two key underlying causes of IBD pathogenesis and progression, namely mucosal barrier disruption and inflammation; and 3) LYT-503/IMB-150 is a non- opioid pain candidate being developed as a partnered program for the potential treatment of interstitial cystitis or bladder pain syndrome (IC/BPS), a chronic inflammatory condition of the bladder that lacks an effective treatment option. The LYT-503/IMB-150 therapeutic candidate is designed to selectively treat inflamed tissues along the bladder wall, while minimizing the potential for drug-related side effects in healthy parts of the body. In the first half of 2022, we also progressed our Orasome™ and Other Technologies Platform, which utilizes a programmable and scalable approach for the oral administration of nucleic acids and other biologics. To date, we have established preclinical proof-of-concept supporting the platform’s potential to achieve therapeutic levels of proteins in circulation following the oral administration of therapeutic protein expression systems. We continue to generate additional data in preclinical models to optimize and validate the Orasome and Other Technologies Platform. We intend to leverage our proprietary technology platforms, as well as our extensive network with major pharmaceutical companies and world- leading scientists in immunology and lymphatics, to generate additional novel therapeutic candidates. In March 2022, we appointed Sharon Barber‑Lui to our board of directors as a non‑executive director and as a member of the Audit Committee. She previously led U.S. Oncology Portfolio Strategy, Operations and Business Analytics at Merck & Co. Inc. and brings extensive experience in finance, operations, portfolio management and commercialization to our board of industry, business and academic leaders. Commenting on her appointment, Ms. Barber-Lui said: "I am energized by PureTech's unique model and approach to creating new therapies for devastating diseases. PureTech is a true pioneer, and I look forward to joining the distinguished members of the board to help support PureTech's talented team in executing on the collective vision of transforming patient care by giving life to science." Additionally, PureTech notes that Dame Marjorie Scardino, senior independent director and member of the audit committee, informed the Company on August 24, 2022, that she intends to retire as of the close of business on December 31, 2022. Dame Scardino joined the board in 2015 when PureTech listed on the London Stock Exchange. Since then, her strong focus on corporate governance has been invaluable as the Company advanced as a UK listed entity, and the entire board has benefited from her thoughtful and pragmatic perspectives. Commenting on her retirement, Dame Scardino said: “To work with such a creative and ambitious team has been a privilege. It’s gratifying to see the successes they have already achieved and to have insight into those that are in the pipeline. These advances will benefit everyone, including investors, and – most importantly – the patients who will have access to their therapeutics.” Founded Entities

Our Founded Entities have had a productive 2022 so far, with significant clinical progress and strategic financings. Karuna made progress towards developing its novel therapies with the potential to deliver transformative medicines for people living with psychiatric and neurological conditions, including schizophrenia and dementia-related psychosis. In the August 2022 post-period, Karuna announced positive topline results from its Phase 3 EMERGENT-2 trial evaluating the efficacy, safety and tolerability of its lead investigational therapy, KarXT, in adults with schizophrenia. The trial met its primary endpoint, with KarXT demonstrating a statistically significant and clinically meaningful 9.6-point reduction in the Positive and Negative Syndrome Scale (PANSS) total score compared to placebo (-21.2 KarXT vs. -11.6 placebo, p<0.0001) at Week 5 (Cohen’s d effect size of 0.61). KarXT also demonstrated an early and sustained statistically significant reduction of symptoms, as assessed by PANSS total score, starting at Week 2 and maintained such reduction through all timepoints in the trial. Karuna announced that it plans to submit an NDA for KarXT in schizophrenia with the U.S. FDA in mid-2023. In May 2022, Karuna announced details for its Phase 3 ADEPT program, which is evaluating KarXT for the treatment of psychosis related to AD and will consist of three Phase 3 trials. ADEPT-1 is a trial evaluating the efficacy and safety of KarXT compared to placebo in adults with moderate to severe psychosis related to AD. The trial will consist of a 12-week, single-blind treatment period, followed by a 26-week, double- blind, randomized withdrawal period. Patients who meet the response criteria in the single-blind treatment period will enter the double-blind treatment period and will be randomized to receive KarXT or placebo. The ADEPT-1 trial is on track to initiate in the third quarter of 2022. ADEPT-2, a 12-week trial evaluating the acute efficacy and safety of KarXT compared to placebo in adults with psychosis related to AD, is expected to initiate in 2023. ADEPT-3, a 52-week outpatient, open-label extension trial evaluating the long-term safety and tolerability of KarXT in adults who completed ADEPT-1 or ADEPT-2, is expected to initiate in 2023. In the August 2022 post-period, Karuna also announced that it anticipates topline data from the Phase 3 ARISE trial in the first half of 2024. The trial is evaluating the safety and efficacy of KarXT compared to placebo as an adjunctive treatment for schizophrenia in adults who experience an inadequate response to current standard of care. In the August 2022 post-period, PureTech announced that it has raised aggregate proceeds of up to approximately $115.4 million, net of transaction fees, through the sale of shares of Karuna, comprising a sale of 125,000 Karuna shares in on-market transactions and expected completion of call options covering up to 477,100 Karuna shares (collectively, the “Transaction”).3 PureTech intends to use the proceeds from the Transaction to further the advancement and growth of the Company. As the founder of Karuna and co-inventor of the KarXT program, PureTech has a right to royalty payments of 3% of net sales of any commercialized product as well as 20% of sublicense income covered by the license agreement. The license agreement covers the KarXT program in key territories including the U.S., European Union, and Japan. PureTech is also eligible to receive certain milestone payments upon the achievement of regulatory approvals. Akili has made progress in advancing its digital diagnostics, treatments and monitors for cognitive impairments across diseases and disorders. In the August 2022 post-period, Akili, Inc. began trading on the Nasdaq Stock Market under the ticker symbol “AKLI” on August 22, 2022, following the January 2022 announcement of a definitive agreement to become publicly traded via a merger with Social Capital Suvretta Holdings Corp. I (“SCS”) (Nasdaq: DNAA), a special purpose acquisition company. In the July 2022 post-period, Akili announced publication of full data from a randomized, unblinded study conducted by National Jewish Health and the University of Colorado School of Medicine Departments of Neurology, Psychiatry and Rheumatology that evaluated the ability of Akili's AKL-T01 product candidate to improve cognitive dysfunction in patients diagnosed with SLE. Data from the study show that AKL-T01 resulted in significant improvement in motor speed and executive functions. Further, the study investigated the ability of the product EVO™ Monitor, built on the same technology platform, to serve as a rapid mobile assessment of cognitive function. The study results were published in the medical journal Lupus. In February 2022, Akili announced the publication of full data in the medical journal PLOS ONE from a single arm, unblinded study conducted by Dr. Elysa Marco at Cortica Healthcare and Drs. Joaquin Anguera and Courtney Gallen at the University of California, San Francisco. The study measured electroencephalography (EEG) data alongside behavioral and clinical metrics of attention in children with ADHD using AKL-T01. Data from the study show that EndeavorRx10 treatment resulted in increased brain activity related to attention function, as measured by EEG, which correlated with improvements in objective behavioral measures of attention. In the August 2022 post-period, Akili announced the start of a pivotal Phase 3 randomized, controlled study of SDT-001 (a version of AKL-T01 localized for Japanese language and culture), a product candidate designed to improve measures of attention in children diagnosed with ADHD. The study, conducted by Akili's partner, global pharmaceutical company Shionogi, is designed to evaluate the safety and efficacy of the product candidate in children ages 6-17 with ADHD as a registration-enabling trial. Clinical trial sites have begun enrolling patients, and results of the study are expected in the second half of 2023. In April 2022, Akili announced that the American Journal of Psychiatry published findings from the STARS- MDD clinical trial evaluating Akili's AKL-T03 product candidate as a potential treatment for attention impairments in adults with MDD when used alongside antidepressant medication. In May 2022, Akili and Roblox (NYSE: RBLX), a global platform bringing millions of people together through shared experiences, announced a collaboration that connects patients' medical treatments to their favorite virtual worlds. Initially, the companies will establish an exclusive Roblox rewards exchange tied to Akili's EndeavorRx10 app. The companies are exploring additional novel approaches and opportunities to engage Akili patients through Roblox integrations. In March 2022, Akili announced it had been named to Fast Company’s prestigious list of the World’s Most Innovative Companies for 2022. This list honors businesses that are making the biggest impacts on their industries and culture as a whole and thriving in today’s ever-changing world. In June 2022, Akili announced that industry veteran Matt Franklin joined the company in the newly created role of President and Chief Operating Officer (COO). As President and COO, Mr. Franklin joined Eddie Martucci, Akili's Chief Executive Officer, and the company's executive leadership team to scale the organization and bring Akili's diverse pipeline of cognitive treatments to market, with an initial focus on the commercial launch of EndeavorRx10. In March 2022, Akili appointed Jon David as Chief Product Officer. A 20-year veteran of the games industry, Mr. David joins Akili to develop and execute the strategic vision of Akili’s future product pipeline after serving as Vice President and General Manager at Glu Mobile, acquired in 2021 by Electronic Arts, where he led the development of both new IP and hit franchises including Covet Fashion and Diner Dash Adventures. Mr. David also guided the success of fan- favorite franchises and the launches of hit titles including Plants vs. Zombies 2 and Plants vs. Zombies Garden Warfare. Gelesis has continued to advance its novel category of treatments for weight management and gut related chronic diseases. In January 2022, Gelesis announced the completion of its business combination with Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) (“Capstar”). Gelesis Holdings, Inc. began trading on the New York Stock Exchange under the ticker symbol “GLS” on January 14, 2022.

In June 2022, Gelesis announced that Ro, a leading and rapidly growing U.S. direct-to-patient healthcare company, placed a $15 million pre-paid order for Gelesis' commercial product for weight management, Plenity4. This is in addition to previous Plenity4 pre-orders from Ro totaling $40 million. In January 2022, Gelesis launched the “Who Said?” marketing campaign across the U.S., which challenges many long-held cultural and societal assumptions around weight loss. Plenity’s4 multichannel campaign encompasses TV, digital, social and Out of Home (OOH) to grow awareness of Plenity’s4 novel approach to weight management. In March 2022, Gelesis announced preliminary results from this campaign, noting that within the first three weeks, the company saw a 3-fold increase in web traffic and 3.5-fold increase in the number of individuals seeking a new prescription compared to previous months when supply was limited. In May 2022, Gelesis presented results from the LIGHT-UP clinical trial for adults with overweight or obesity who have prediabetes or type 2 diabetes and were treated with either GS200 or placebo. Approximately 6 out of 10 adults treated with GS200 achieved a clinically meaningful response to treatment (achieving at least 5% body weight loss), losing on average 11% of their body weight (~23 pounds) and an average reduction of 5.5 inches off their waist circumference. GS200 is an orally administered superabsorbent hydrogel taken by capsule with water 10 minutes before lunch and dinner and is designed to act mechanically in the GI tract in order to induce satiety in patients with prediabetes and type 2 diabetes. In April 2022, Gelesis released a poster presentation at the World of Microbiome Annual Meeting in Vienna. The preclinical study showed administration of one of the company's proprietary superabsorbent hydrogels, Gel-B, significantly shifted the composition of the microbiome to a profile correlated with better metabolic health, including improved weight and glucose control. Adding Gel-B to a high-fat diet exponentially encouraged the growth of Akkermansia muciniphila, a bacteria associated with thickened mucosal lining of the gut, improved gut barrier function, and lean body mass. Furthermore, benchtop studies indicated that the 3-D structure and unique properties of Gel-B is required to support the increased growth of Akkermansia. These data suggest that superabsorbent hydrogels may offer additional therapeutic mechanisms promoting metabolic health beyond their space occupying properties. In June 2022, Gelesis presented new preclinical data showing weight loss and additional metabolic benefits in mice receiving a microbiota transplant from another group of mice, treated with one of the company's proprietary hydrogels, at the American Diabetes Association's Annual Conference. These metabolic benefits occurred while both groups of mice, the donors of the microbiota transplant and the recipient mice, were on a high fat, high carbohydrate diet typically causing rapid weight gain, obesity and diabetes. In January 2022, Gelesis appointed Inogen Co-Founder and former CFO, Ali Bauerlein, to its board of directors and Audit Committee. Ms. Bauerlein brings success in scaling to over $300 million revenue in a direct-to-consumer business model and public company execution as Gelesis plans to scale Plenity4 to meet growing consumer demand. Vor Bio continued to progress the development of its novel platform for engineering Hematopoietic Stem Cell (HSCs) to enable targeted therapies post-transplant. Vor Bio expects to share initial clinical data from VBP101, a Phase 1/2a multicenter, open-label, first-in-human study of VOR33 in participants with AML who are at risk of relapse in the fourth quarter of 2022. In March 2022, Vor Bio announced VCAR33 is now made up of two programs with different cell sources. The VCAR33 programs are chimeric antigen receptor T (CAR-T) cell therapy candidates, which include VCAR33ALLO and VCAR33AUTO, which are designed to target CD33, a clinically-validated target for AML.

VCAR33ALLO uses allogeneic healthy donor-derived cells and is Vor Bio’s lead VCAR33 program. The scientific community has an increasing appreciation for the value of stem-like cell phenotype in CAR-T approaches, and HLA-matched healthy donor cells have a potentially superior cell phenotype with improved persistence and in vivo expansion capability. VCAR33AUTO uses autologous cells from each patient and is being studied in an ongoing Phase 1/2 clinical trial sponsored by the NMDP in young adult and pediatric patients with relapsed/refractory AML in a bridge-to-transplant study. Data from this trial are expected in 2022 and timing is dependent on the investigators conducting the trial.11 Vor Bio plans to collect initial data on VOR33 from the VBP101 clinical trial and initial clinical data from the VCAR33ALLO program prior to IND submission for the VOR33 + VCAR33 Treatment System. Vor Bio’s in-house clinical manufacturing facility in Cambridge, MA headquarters to become operational in the fourth quarter 2022. The facility is designed to support clinical manufacturing for both Vor Bio’s eHSC and CAR-T product pipeline and reduce the time and cost required to manufacture cell therapy clinical candidates. Vedanta also progressed the development of a potential new category of oral therapies based on defined consortia of bacteria isolated from the human microbiome and grown from pure clonal cell banks. In April 2022, Vedanta announced a publication in the journal Cell Host & Microbe. The publication detailed the results from a Phase 1a/1b study evaluating the safety, tolerability, and colonization dynamics of VE303 in healthy adults. VE303 was observed to be generally well-tolerated at all doses tested and to colonize optimally if dosed over multiple days after vancomycin pre-treatment. The work illuminates some fundamental features of the colonization dynamics of a live biotherapeutic product (LBP) that may be generalizable. In May 2022, Vedanta announced presentations of research informed by multiple clinical studies at Digestive Disease Week (DDW). The analyses cover several defined bacterial consortia candidates developed by Vedanta, and include assessments of safety, tolerability, efficacy, and the relationships between dosing regimen, consortium strain colonization, and restoration of a patient's resident microbial community. These analyses further deepen Vedanta's understanding of the clinical pharmacology and potential benefits of defined bacterial consortia and help inform future clinical research. This body of data builds on published analyses from earlier clinical work that identified key factors that drive colonization of Vedanta's candidates. In June 2022, Vedanta announced the opening of a new facility designed to manufacture clinical and commercial supply for its therapeutic portfolio, including for the planned Phase 3 study and potential commercial launch of its lead candidate, VE303, in CDI. Additionally, Vedanta expects topline data from the Phase 1/2 clinical trial of VE416, Vedanta’s therapeutic candidate for food allergy, in 2023, subject to investigator timelines. Follica Incorporated continued to advance its regenerative platform designed to treat androgenetic alopecia, epithelial aging and other related indications. Preparations are underway for the registration clinical program in male androgenetic alopecia and initiation is anticipated in 2022. Sonde Health, Inc. (Sonde) continued the development of its proprietary voice-based technology platform designed to detect changes of health conditions – like mental fitness and respiratory disease – from changes in voice, leveraging over one million voice samples from more than 80,000 individuals. In January 2022, Sonde announced the signing of a multi-year strategic partnership with GN Group to research and develop commercial vocal biomarkers for mild cognitive impairment. The research will serve as the backbone for new voice-based tools to help at-risk individuals gain timely and accurate health insights using GN Group’s device technologies and, ultimately, to enable early detection and management of life- threatening diseases for the millions of people living with hearing loss.

Entrega, Inc. (Entrega) continued to advance its platform for the oral administration of biologics, vaccines and other drugs that are otherwise not efficiently absorbed when taken orally. As part of its collaboration with Eli Lilly, Entrega has continued to investigate the application of its peptide administration technology to certain Eli Lilly therapeutic candidates. The partnership continues into the second half of 2022. Entrega has also continued advancement of its ENT-100 platform for the oral administration of biologics, vaccines and other drugs that are otherwise not efficiently absorbed when taken orally. Financial Review Reporting Framework You should read the following discussion and analysis together with our Condensed Consolidated Financial Statements, including the notes thereto, set forth elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and financing our business, includes forward-looking statements that involve risks and uncertainties. You should read this discussion and analysis in conjunction with the risks identified in the “Risk Factor Annex" on pages 217 to 252 of our “Annual Report and Accounts 2021”, also included as Exhibit 15.1 to the Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on April 26, 2022. As a result of many factors, our actual results could differ materially from the results described in or implied by these forward-looking statements. Our unaudited Condensed Consolidated Financial Statements as of June 30, 2022 and for the six months ended June 30, 2022 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as adopted for use in the UK. The Condensed Consolidated Financial Statements also comply fully with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The annual financial statements of the Group for the year ended December 31, 2022 will be prepared in accordance with UK-adopted International Financial Reporting Standards (IFRS). This report should be read in conjunction with the Group’s 2021 Annual Reports and Accounts as of and for the year ended December 31, 2021. The following discussion contains references to the Condensed Consolidated Financial Statements of PureTech Health plc, or the Company, and its consolidated subsidiaries, together the Group. These financial statements consolidate the Company’s subsidiaries and include the Company’s interest in associates and investments held at fair value. Subsidiaries are those entities over which the Company maintains control. Associates are those entities in which the Company does not have control for financial accounting purposes but maintains significant influence over financial and operating policies. Where the Company has neither control nor significant influence for financial accounting purposes, we recognize our holding in such entity as an investment at fair value. For purposes of our Condensed Consolidated Financial Statements, each of our Founded Entities are considered to be either a “subsidiary", an “associate” or an "investment held at fair value" depending on whether PureTech Health plc controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date. For additional information regarding the accounting treatment of these entities, see Note 1 to our Consolidated Financial Statements as of and for the year ended December 31, 2021 included in our 2021 Annual Report and Accounts. For additional information regarding our operating structure, see “Basis of Presentation and Consolidation” below. Fair value of Investments held at fair value does not take into consideration contribution from milestones that occurred after June 30, 2022, the value of our interests in our consolidated Founded Entities (Vedanta, Follica, and Entrega), our Wholly Owned Programs, or our cash.

Business Background and Results Overview The business background is discussed above in the Interim Management Report, which describes in detail the business development of our Wholly Owned Programs and Founded Entities. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our wholly-owned or Controlled Founded Entities’ therapeutics candidates, which may or may not occur. Our Founded Entities, Gelesis, Inc. ("Gelesis"), and Akili Interactive Labs, Inc. ("Akili"), which we have not controlled since 2019 and 2018, respectively, have products cleared for sale, but our Wholly Owned Programs and our Controlled Founded Entities have not yet generated any meaningful revenue from product sales, to date. However, we do generate significant cash from the sale of shares of our public Founded Entities. We deconsolidated a number of our Founded Entities, specifically Sonde Health Inc. ("Sonde") in May 2022, Karuna Therapeutics, Inc. ("Karuna"), Vor Biopharma Inc. ("Vor"), and Gelesis in 2019, and Akili in 2018. We expect this trend to continue into the foreseeable future as our Controlled Founded Entities raise additional funding that reduces our ownership interest. Any deconsolidation affects our financials in the following manner: • our ownership interest does not provide us with a controlling financial interest; • we no longer control the Founded Entity's assets and liabilities and as a result we derecognize the assets, liabilities and non-controlling interests related to the Founded Entity from our Consolidated Statements of Financial Position; • we record our non-controlling financial interest in the Founded Entity at fair value; and • the resulting amount of any gain or loss is recognized in our Consolidated Statements of Comprehensive Income/(Loss). We anticipate our expenses to continue to increase proportionally in connection with our ongoing development activities related mostly to the advancement into late-stage studies of the clinical programs within our Wholly Owned Pipeline and Controlled Founded Entities. We also expect that our expenses and capital requirements will increase substantially in the near to mid-term as we: • continue our research and development efforts; • seek regulatory approvals for any therapeutic candidates that successfully complete clinical trials; and • add clinical, scientific, operational financial and management information systems and personnel, including personnel to support our therapeutic development and potential future commercialization claims. In addition, our internal research and development spend will increase in the foreseeable future as we may initiate additional clinical studies for LYT-100, LYT-200 and LYT-300, and progress additional product therapeutic candidates into the clinic and advance our lymphatic and inflammation platforms. In addition, with respect to our Founded Entities’ programs, we anticipate that we will continue to fund a small portion of development costs by strategically participating in such companies’ financings when we believe participation in such financings is in the best interests of our shareholders. The form of any such participation may include investment in public or private financings, collaboration, partnership arrangements, and/or licensing arrangements, among others. Our management and strategic decision makers consider the future funding needs of our Founded Entities and evaluate the needs and opportunities for returns with respect to each of these Founded Entities routinely and on a case-by-case basis. As a result, we may need substantial additional funding in the future, following the period described below in the Funding Requirement section, to support our continuing operations and pursue our growth strategy until such time as we can generate sufficient revenue from product sales to support our operations, if ever. Until such time we expect to finance our operations through a combination of monetization of our interests in our Founded Entities, collaborations with third parties, public or private equity, debt financings, or other sources. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements, as and when needed, we may have to delay, scale back or discontinue the development and commercialization of one or more of our wholly-owned therapeutic candidates. Measuring Performance The Financial Review discusses our operating and financial performance, our cash flows and liquidity as well as our financial position and our resources. The results for each year are compared primarily with the results of the preceding year. Reported Performance Reported performance considers all factors that have affected the results of our business, as reflected in our Condensed Consolidated Financial Statements. Core Performance Core performance measures are alternative performance measures (APM) which are adjusted and non- IFRS measures. These measures cannot be derived directly from our Condensed Consolidated Financial Statements. We believe that these non-IFRS performance measures, when provided in combination with reported performance, will provide investors, analysts and other stakeholders with helpful complementary information to better understand our financial performance and our financial position from period to period. The measures are also used by management for planning and reporting purposes. The measures are not substitutable for IFRS results and should not be considered superior to results presented in accordance with IFRS. Cash flow and liquidity PureTech Level Cash and Cash Equivalents Measure type: Core performance. Definition: Cash and Cash Equivalents held at PureTech Health plc and only wholly-owned subsidiaries as noted (PureTech LYT, PureTech LYT-100, PureTech Management, Inc., PureTech Health LLC,and inactive entities in which we have no current operations). Why we use it: PureTech Level Cash and Cash Equivalents is a measure that provides valuable additional information with respect to cash and cash equivalents available to fund the Wholly Owned Programs and make certain investments in Founded Entities. COVID-19 In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The pandemic has since caused widespread and significant disruption to daily life and the global economy as governments have taken actions, including the issuance of stay-at-home orders and social distancing guidelines, and businesses have adjusted their activities. While our business, operations and financial condition and results have not been significantly impacted in 2020, 2021, or 2022 as a result of the COVID-19 pandemic, we have taken swift action to ensure the safety of our employees and other stakeholders. We continue to monitor the latest developments regarding the COVID-19 pandemic on our business, operations, and financial condition and results and cannot predict the impact, including as a result of variations of the virus, that the pandemic may have on our business, operations, and financial condition and results. Recent Developments (subsequent to June 30, 2022)

The Company has evaluated subsequent events after June 30, 2022 up to the date of issuance of the Condensed Consolidated Financial Statements, and has not identified any recordable or disclosable events, except for the following:

Loan to Gelesis

On July 27, 2022, the Company, as a lender, entered into an unsecured Short Term Promissory Note ("Note") with Gelesis (GLS), as a borrower, in the amount of $15.0 million. The Note bears an annual interest rate of 15.0 percent per annum and accrues until the note is repaid. The term of the Note is the earlier of December 31, 2023 or five business days following the consummation of a qualified financing by Gelesis.

Subsequent to the balance sheet date through August 19, 2022, the Company repurchased an aggregate of 2,471,832 Ordinary Shares under the share repurchase program. See note 12.

On August 8, 2022, the Company sold 125,000 shares of Karuna common stock. In addition, the Company wrote a series of call options entitling the holders thereof to purchase up to 477,100 Karuna common stock at a set price. Aggregate proceeds to the Company from all aforementioned transactions are expected to be approximately $115.4 million, net of transaction fees, presuming the exercise of all call options.

On January 26, 2022, Akili and Social Capital Suvretta Holdings Corp. I, a special purpose acquisition company, announced they had entered into a definitive business combination agreement. The transaction closed after balance sheet date on August 19, 2022 and the combined company's securities began trading on August 22, 2022 on the Nasdaq Stock Market under the ticker symbol "AKLI". As part of this transaction the Akili Interactive shares held by the Company were exchanged for the common stock of the combined company's securities, as well as unvested common stock ("Akili Earnout Shares") that will vest when the share price exceeds certain thresholds. In addition, as part of a PIPE transaction that took place concurrently with the closing of the transaction, the Company purchased 500,000 shares in consideration for $5.0 million. Following the closing of the aforementioned transactions, the Company holds 12,527,477 shares of the combined entity (excluding the Akili Earnout Shares), which represents 14.7 percent of its outstanding common stock.

Financial Highlights

The following is the reconciliation of the amounts appearing in our Statement of Financial Position to the Alternative Performance Measure described above:

	As of:	
(in thousands)	**June 30, 2022**	June 30, 2021
Consolidated Cash and Cash Equivalents	365,910	439,766
Less: Cash and Cash Equivalents held at non-wholly owned subsidiaries	(24,517)	(30,018)
PureTech Level Cash and Cash Equivalents	$341,393	$409,748

Basis of Presentation and Consolidation

Our Condensed Consolidated Financial Information consolidates the financial information of PureTech Health plc, as well as its subsidiaries, and includes our interest in associates and investments held at fair value, and is reported in four operating segments as described below.

Basis for Segmentation

Our Directors are our strategic decision-makers. Our operating segments are based on the financial information provided to our Directors periodically for the purposes of allocating resources and assessing performance. We have determined that each consolidated Founded Entity is representative of a single operating segment as our Directors monitor the financial results at this level. When identifying the reportable segments, we have determined that it is appropriate to aggregate multiple operating segments into a single reportable segment given the high level of operational and financial similarities across the entities. We have identified multiple reportable segments, as presented below. Substantially all of our revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.

There was no change to reportable segments in 2022, except for the transfer of Sonde Health, Inc. to the Non-Controlled Founded Entities segment due to the deconsolidation of Sonde Health, Inc on May 25, 2022.

The Non-Controlled Founded Entities segment is comprised of the entities in respect of which PureTech Health (i) no longer holds majority voting control as a shareholder and (ii) no longer has the right to elect a majority of the members of the subsidiaries' Board of Directors. Upon deconsolidation of an entity, the segment disclosure is restated to reflect the change on a retrospective basis, as this constitutes a change in the composition of reportable segments.

As of June 30, 2022, the Non-Controlled Founded Entities segment includes Sonde Health, Inc. which was deconsolidated on May 25, 2022. Segment results incorporate the operational results of Sonde Health, Inc. to the date of deconsolidation. Following the date of deconsolidation, the Company accounts for its investment in Sonde Health, Inc. at the parent level, and therefore the results associated with investment activity following the date of deconsolidation is included in the Parent Company and Other section.

Results of Operations

The following table, which has been derived from our unaudited financial statements for the six months ended June 30, 2022 and 2021, included herein, summarizes our results of operations for the periods indicated, together with the changes in those items in dollars:

	Six Months Ended June 30,		
(in thousands)	**2022**	2021	Change (2021 to 2022)
Contract revenue	**$1,141**	$2,391	$(1,250)
Grant revenue	**5,890**	3,445	2,445
Total revenue	**7,030**	5,836	1,195
Operating expenses:			
General and administrative expenses	**(23,644)**	(25,586)	1,942
Research and development expenses	**(84,579)**	(48,330)	(36,249)
Operating income/(loss)	**(101,192)**	(68,080)	(33,112)
Other income/(expense):			
Gain on deconsolidation	**27,251**	—	27,251
Gain/(loss) on investments held at fair value	**(59,019)**	74,415	(133,434)
Loss realized on sale of investment	**—**	(7,500)	7,500
Other income/(expenses)	**7,642**	595	7,048
Other income/(loss)	**(24,126)**	67,510	(91,636)
Net finance income/(costs)	**56,320**	(16,252)	72,571
Share of net income/(loss) of associates accounted for using the equity method	**(15,322)**	(78,108)	62,787
Gain on dilution of ownership interest in associate	**28,363**	—	28,363
Income/(loss) before income taxes	**(55,957)**	(94,931)	38,974
Taxation	**32,485**	17,378	15,107
Net income/(loss) including non-controlling interest	**(23,472)**	(77,553)	54,081
Net (loss)/income attributable to the Company	**$(28,344)**	$(75,395)	$47,051

Comparison of the Six Months Ended June 30, 2022 and 2021

Total Revenue

(in thousands)	Six Months Ended June 30, 2022	2021	Change
Contract Revenue:			
Internal Segment	**$—**	$1,594	$(1,594)
Controlled Founded Entities	**731**	610	121
Non-Controlled Founded Entities	**81**	81	—
Parent Company and other	**328**	105	223
Total Contract Revenue	**$1,141**	$2,391	$(1,250)
Grant Revenue:			
Internal Segment	**$1,821**	$853	$969
Controlled Founded Entities	**4,068**	2,592	1,476
Total Grant Revenue	**$5,890**	$3,445	$2,445
Total Revenue	**$7,030**	$5,836	$1,195

Our total revenue was $7.0 million for the six months ended June 30, 2022, an increase of $1.2 million, or 20.5 percent compared to the six months ended June 30, 2021. The increase was primarily attributable to an increase of $2.4 million in grant revenue, driven by a $1.5 million increase in the Controlled Founded Entities segment due to increased grant revenue from Vedanta CARB-X and BARDA grants, and a $1.0 million increase in the Internal segment as a result of increased grant revenue by Alivio and PureTech LYT Inc. The increase was partially offset by a decrease of $1.3 million in contract revenue, primarily as a result of the conclusion of certain collaboration activities in the Internal segment.

Research and Development Expenses

(in thousands)	Six Months Ended June 30, 2022	2021	Change
Research and Development Expenses:			
Internal Segment	**$(62,499)**	$(27,246)	$35,252
Controlled Founded Entities	**(20,877)**	(19,231)	1,646
Non-Controlled Founded Entities	**(826)**	(1,722)	(897)
Parent Company and other	**(377)**	(130)	247
Total Research and Development Expenses:	**$(84,579)**	$(48,330)	$36,249

Our research and development expenses were $84.6 million for the six months ended June 30, 2022, an increase of $36.2 million, or 75.0 percent compared to the six months ended June 30, 2021. The change was primarily attributable to an increase of $35.3 million in research and development expenses incurred by the Internal segment due to the advancement of programs in clinical testing. We progressed our ongoing clinical trials of LYT-100, LYT-200 and of LYT 300 in multiple indications, as well as advanced pre-clinical studies and research related to multiple candidates and research platforms. This increase was primarily driven by an increase in clinical trial and clinical research organization expenditures of $25.4 million, an increase in research and development related employee compensation expense of $6.1 million (including an increase of $1.1 million in non cash stock based compensation expense), an increase in research and development related consulting and professional fees of $1.8 million, and an increase in analytical and contract manufacturing testing costs of $1.5 million.

General and Administrative Expenses

(in thousands)	Six Months Ended June 30, 2022	2021	Change
General and Administrative Expenses:			
Internal Segment	**$(4,156)**	$(4,335)	$(179)
Controlled Founded Entities	**(7,612)**	(8,605)	(993)
Non-Controlled Founded Entities	**(1,296)**	(1,654)	(358)
Parent Company and other	**(10,580)**	(10,992)	(413)
Total General and Administrative Expenses	**$(23,644)**	$(25,586)	$(1,942)

Our general and administrative expenses were $23.6 million for the six months ended June 30, 2022, a decrease of $1.9 million, or 7.6 percent compared to the six months ended June 30, 2021. The change was primarily attributable to a decrease of $1.0 million in the Controlled Founded Entities segment, primarily due to a decrease in non-cash stock based compensation expense of $0.8 million. The change was also attributable to a decrease of $0.4 million in the Non-Controlled Founded Entities segment, which was primarily driven by the deconsolidation of Sonde on May 25, 2022, while the prior period contains activity of a full six month period. In addition, there was a decrease of $0.4 million in the Parent Company and other segment due to a decrease in non-cash stock based compensation expense of $2.3 million driven by the decline in value of the liability settled stock based award, largely offset by increases in employee compensation expenses, insurance expense and facility costs.

Total Other Income (Loss)

Total Other loss was $24.1 million for the six months ended June 30, 2022 compared to Other income of $67.5 million for the six months ended June 30, 2021, reflecting increased losses of $91.6 million. The increase in losses was primarily attributable to a loss from investments held at fair value of $59.0 million for the six months ended June 30, 2022 , compared to a gain of $74.4 million for the six months ended June 30, 2021. The increase in losses was partially offset by a one-time gain of $27.3 million as a result of the deconsolidation of Sonde and a gain of $7.6 million in respect of Gelesis back-stop agreement (See Note 5 to the Condensed Consolidated Financial Statements for more details) during the six months ended June 30, 2022.

Net Finance Income (Costs)

Net finance Income was $56.3 million for the six months ended June 30, 2022, compared to net finance cost of $16.3 million for the six months ended June 30, 2021, reflecting a change of $72.6 million in Net finance Income (costs). The change was primarily attributable to the fact that during the six months ended June 30, 2022 net change in fair value of subsidiaries' preferred shares, warrant and convertible note liabilities was income of $57.7 million, while for the six months ended June 30, 2021 such change was a cost of $13.6 million, leading to increased income of $71.3 million. To a much lesser extent, the increase in finance income was also derived from a $0.8 million decrease in contractual interest expense on subsidiary convertible notes, and a $0.5 million increase in interest income from financial assets during the six months ended June 30, 2022, as compared to the six months ended June 30, 2021 .

Share of Net Gain (Loss) in Associates and Gain on Dilution of Interest in Associate

For the six months ended June 30, 2022, the share in net loss of associates reported under the equity method was $15.3 million as compared to the share in net loss of $78.1 million for the six months ended June 30, 2021. The change was primarily attributable to a decrease in our equity interest in Gelesis following the SPAC exchange (see Note 6 to our Condensed Consolidated Financial Statements), as well as a decrease in Gelesis losses reported under IFRS for the six months ended June 30, 2022, as compared to the losses reported for the six months ended June 30, 2021. In addition, during the six months ended June 30, 2022, PureTech recorded a gain on dilution of its equity interest ownership in Gelesis of $28.4 million as a result of the completion of the merger with CapStar on January 13, 2022 - See Note 6 to the Condensed Consolidated Financial Statements for more details.

Taxation

Income tax expense was a benefit of $32.5 million for the six months ended June 30, 2022, as compared to a benefit of $17.4 million for the six months ended June 30, 2021. The increase in the income tax benefit was primarily attributable to the increase in the tax losses in entities in the U.S. Federal and Massachusetts consolidated return groups of the Company for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021. For information on the change in the tax rate, see Note 22 to our Condensed Consolidated Financial Statements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with International Accounting Standards ("IAS") 34 Interim Financial Reporting as adopted for use in the UK. The Condensed Consolidated Financial Statements also comply fully with IFRS as issued by the International Accounting Standards Board (IASB). In the preparation of these financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates under different assumptions or conditions.

Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

The accounting policies most critical to the judgments and estimates used in the preparation of our financial statements have not changed since our 2021 Annual Report. For further detail see Note 1 of the accompanying notes to the Consolidated Financial Statements included in our 2021 Annual Report.

Cash Flow and Liquidity

Our cash flows may fluctuate and are difficult to forecast and will depend on many factors, including:

- the expenses incurred in the development of wholly-owned and Controlled Founded Entity therapeutic candidates;
- the revenue, if any, generated by wholly-owned and Controlled-Founded Entity therapeutic candidates;
- the revenue, if any, generated from licensing and royalty agreements with Founded Entities;
- the financing requirements of the Internal segment, Controlled-Founded Entities segment and Parent segment; and
- the investing activities related to the Internal, Controlled-Founded Entities, Non-Controlled Founded Entities and Parent segments, including the monetization through sale of shares held in our public Founded Entities.

As of June 30, 2022, we had consolidated cash and cash equivalents of $365.9 million. As of June 30, 2022, we had PureTech Level cash and cash equivalents of $341.4 million (for a definition of PureTech Level cash and cash equivalents, see the section Measuring Performance earlier in this Financial review).

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Six Months Ended June 30,	
(in thousands)	**2022**	2021
Net cash used in operating activities	**$(87,249)**	$(65,366)
Net cash provided by (used in) investing activities	**(6,884)**	114,964
Net cash provided by (used in) financing activities	**(5,665)**	(13,713)
Net decrease in cash and cash equivalents	**$(99,798)**	$35,886

Operating Activities Net cash used in operating activities was $87.2 million for the six months ended June 30, 2022, as compared to $65.4 million for the six months ended June 30, 2021, resulting in an increase of $21.9 million in net cash used in operating activities. The increase in outflows is primarily attributable to our higher operating loss mainly due to an increase in research and development activities in the Internal Segment, partially offset by the timing of receipts and payments in the normal course of business. Investing Activities Net cash used in investing activities was $6.9 million for the six months ended June 30, 2022, as compared to inflows of $115.0 million for the six months ended June 30, 2021, resulting in a decrease of $121.8 million in net cash resulting from investing activities. The change in the net cash resulting from investing activities was primarily attributed to the fact that in the six months ended June 30, 2021 there was a sale of investments held at fair value of $118.0 million while for the six months ended June 30, 2022 there was no such sale. This decrease also resulted from an investment in an associate of $20.0 million, partially offset by proceeds from repayment of a loan granted to an associate of $15.0 million for the six months ended June 30, 2022, while for the six months ended June 30, 2021 there were no such activities. Financing Activities Net cash used in financing activities was $5.7 million for the six months ended June 30, 2022, as compared to outflows of $13.7 million for the six months ended June 30, 2021, resulting in a decrease of $8.0 million in the net cash used in financing activities. The decrease in the net cash used in financing activities was primarily attributable to the fact that in the six months ended June 30, 2021payments to settle equity settled stock based awards amounted to $13.3 million, while for the six months ended June 30, 2022 there were no such payments made to settle equity settled awards. This decrease in cash used in financing activities was partially offset by treasury share purchases of $4.3 million for the six months ended June 30, 2022 while there were no such purchases for the six months ended June 30, 2021. Funding Requirements We have incurred operating losses since inception. Based on our current plans, we believe our existing financial assets at June 30, 2022, will be sufficient to fund our operations and capital expenditure requirements into the first quarter of 2026. We expect to incur substantial additional expenditures in the near term to support our ongoing activities. We anticipate to continue to incur net operating losses for the foreseeable future as is typical for pre-revenue biotechnology companies. Our ability to fund our therapeutic development and clinical operations as well as commercialization of our wholly-owned therapeutic candidates, will depend on the amount and timing of cash received from planned financings, monetization of shares of public Founded Entities and potential business development activities. Our future capital requirements will depend on many factors, including: • the costs, timing and outcomes of clinical trials and regulatory reviews associated with our wholly- owned therapeutic candidates; • the costs of commercialization activities, including product marketing, sales and distribution; • the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; • the emergence of competing technologies and products and other adverse marketing developments; • the effect on our therapeutic and product development activities of actions taken by the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or other regulatory authorities; • our degree of success in commercializing our wholly-owned therapeutic candidates, if and when approved; and • the number and types of future therapeutics we develop and commercialize.

A change in the outcome of any of these or other variables with respect to the development of any of our wholly-owned therapeutic candidates could significantly change the costs and timing associated with the development of that therapeutic candidate. Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. We currently have no credit facility or other committed sources of capital beyond our existing financial assets. Because of the numerous risks and uncertainties associated with the development and commercialization of our wholly-owned therapeutic candidates, we have only a general estimate of the amounts of increased capital outlays and operating expenditures associated with our current and anticipated therapeutic development programs and these may change in the future. Condensed Consolidated Statements of Comprehensive Income/(Loss) For the six months ended June 30

2022 $000s 2021 $000s Note Unaudited Unaudited Contract revenue 3 1,141 2,391 Grant revenue 3 5,890 3,445 Total revenue 7,030 5,836 Operating expenses: General and administrative expenses (23,644) (25,586) Research and development expenses (84,579) (48,330) Operating income/(loss) (101,192) (68,080) Other income/(expense): Gain on deconsolidation 5 27,251 — Gain/(loss) on investments held at fair value 5 (59,019) 74,415 Loss realized on sale of investments 5 — (7,500) Other income/(expense) 6 7,642 595 Other income/(expense) (24,126) 67,510 Finance income/(costs): Finance income 8 630 119 Finance costs – contractual 8 (1,961) (2,755) Finance income/(costs) – fair value accounting 8 57,651 (13,616) Net finance income/(costs) 56,320 (16,252) Share of net income/(loss) of associates accounted for using the equity method 6 (15,322) (78,108) Gain on dilution of ownership interest in associate 6 28,363 — Income/(loss) before taxes (55,957) (94,931) Taxation 22 32,485 17,378 Income/(Loss) for the period (23,472) (77,553) Other comprehensive income/(loss): Items that are or may be reclassified as profit or loss Equity-accounted associate – share of OCI (323) — Reclassification of foreign currency differences on dilution of interest (213) — Total other comprehensive income/(loss) (536) — Total comprehensive income/(loss) for the period (24,008) (77,553) Income/(loss) attributable to: Owners of the Company (28,344) (75,395) Non-controlling interests 17 4,872 (2,158) (23,472) (77,553) Comprehensive income/(loss) attributable to: Owners of the Company (28,880) (75,395) Non-controlling interests 17 4,872 (2,158) (24,008) (77,553) $ $ Earnings/(loss) per share: Basic earnings/(loss) per share 9 (0.10) (0.26) Diluted earnings/(loss) per share 9 (0.10) (0.26) The accompanying notes are an integral part of these financial statements. Condensed Consolidated Statements of Financial Position As of

June 30, 2022 $000s December 31, 2021 $000s Note Unaudited Audited Assets Non-current assets Property and equipment, net 10 25,617 26,771 Right of use asset, net 19 15,782 17,166 Intangible assets, net 11 968 987 Investments held at fair value 5, 14 367,947 397,179 Investments in associates 6 29,952 — Lease receivable – long-term 19 1,065 1,285 Other non-current assets 10 810 Total non-current assets 441,341 444,197 Current assets Trade and other receivables 4,369 3,174 Income tax receivable 4,514 4,514 Prepaid expenses 4,463 10,755 Lease receivable – short-term 19 432 415 Other financial assets 2,124 2,124 Short-term note from associate — 15,120 Cash and cash equivalents 365,910 465,708 Total current assets 381,811 501,809 Total assets 823,153 946,006 Equity and liabilities Equity Share capital 5,446 5,444 Share premium 289,301 289,303 Treasury stock (4,267) — Merger reserve 138,506 138,506 Translation reserve (67) 469 Other reserve (18,688) (40,077) Retained earnings/(accumulated deficit) 171,527 199,871 Equity attributable to the owners of the Company 581,757 593,515 Non-controlling interests 17 (5,733) (9,368) Total equity 576,024 584,147 Non-current liabilities Deferred tax liability 22 57,277 89,765 Lease liability, non-current 19 26,697 29,040 Long-term loan 16 11,881 14,261 Liability for share based awards 7 1,020 2,659 Total non-current liabilities 96,875 135,725 Current liabilities Deferred revenue 3 19 65 Lease liability, current 19 4,635 3,950 Trade and other payables 18 33,110 35,817 Subsidiary: Notes payable 14, 15 1,455 3,916 Warrant liability 14 3,786 6,787 Preferred shares 13, 14 103,013 174,017 Current portion of long-term loan 16 3,429 857 Other current liabilities 808 726 Total current liabilities 150,254 226,135 Total liabilities 247,129 361,859 Total equity and liabilities 823,153 946,006 Please refer to the accompanying Notes to the condensed consolidated financial information. Registered number: 09582467. The Condensed Consolidated Financial Statements were approved by the Board of Directors and authorized for issuance on August 24, 2022 and signed on its behalf by: Daphne Zohar

Chief Executive Officer
August 24, 2022

The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statements of Changes in Equity

For the six months ended June 30

	Share Capital			Treasury Shares								
	Shares	Amount $000s	Share premium $000s	Shares	Amount $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2021	**285,885,025**	**5,417**	**288,978**	**—**	**—**	**138,506**	**469**	**(24,050)**	**260,429**	**669,748**	**(16,209)**	**653,539**
Net income/(loss)	—	—	—	—	—	—	—	—	(75,395)	(75,395)	(2,158)	(77,553)
Total comprehensive income/(loss) for the period	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(75,395)**	**(75,395)**	**(2,158)**	**(77,553)**
Exercise of share-based awards	645,640	1	36	—	—	—	—	—	—	37	6	43
Revaluation of deferred tax assets related to share-based awards	—	—	—	—	—	—	—	(122)	—	(122)	—	(122)
Equity settled share-based awards	—	—	—	—	—	—	—	3,468	—	3,468	3,075	6,544
Settlement of restricted stock units	—	—	—	—	—	—	—	(10,749)	—	(10,749)	—	(10,749)
Reclassification of equity settled awards to liability awards	—	—	—	—	—	—	—	(6,773)	—	(6,773)	—	(6,773)
Vesting of share-based awards and net share exercise	—	—	—	—	—	—	—	(2,582)	—	(2,582)	—	(2,582)
Acquisition of subsidiary non-controlling interest	—	—	—	—	—	—	—	(9,636)	—	(9,636)	8,668	(968)
Distributions	—	—	—	—	—	—	—	—	—	—	(6)	(6)
Balance June 30, 2021 (unaudited)	**286,530,665**	**5,419**	**289,013**	**—**	**—**	**138,506**	**469**	**(50,443)**	**185,034**	**567,997**	**(6,625)**	**561,372**

	Share Capital			Treasury Shares								
	Shares	Amount $000s	Share premium $000s	Shares	Amount $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2022	**287,796,585**	**5,444**	**289,303**	**—**	**—**	**138,506**	**469**	**(40,077)**	**199,871**	**593,515**	**(9,368)**	**584,147**
Net income/(loss)	—	—	—	—	—	—	—	—	(28,344)	(28,344)	4,872	(23,472)
Other comprehensive income/(loss), net	—	—	—	—	—	—	(536)	—	—	(536)	—	(536)
Total comprehensive income/(loss) for the period	**—**	**—**	**—**	**—**	**—**	**—**	**(536)**	**—**	**(28,344)**	**(28,880)**	**4,872**	**(24,008)**
Deconsolidation of Subsidiary	—	—	—	—	—	—	—	—	—	—	11,904	11,904

Exercise of share-based awards	104,819	2	(2)	—	—	—	—	—	—	—	—	—
Purchase of Treasury stock	—	—	—	(2,010,269)	(4,267)	—	—	—	—	(4,267)	—	(4,267)
Equity settled share-based awards	—	—	—	—	—	—	—	4,691	—	4,691	2,026	6,717
Partial settlement of share based liability awards through share issuance	709,717	—	—	—	—	—	—	1,528	—	1,528	—	1,528
NCI exercise of share options in subsidiaries	—	—	—	—	—	—	—	15,171	—	15,171	(15,164)	7
Other	—	—	—	—	—	—	—	—	—	—	(4)	(4)
Balance June 30, 2022 (unaudited)	**288,611,121**	**5,446**	**289,301**	**(2,010,269)**	**(4,267)**	**138,506**	**(67)**	**(18,688)**	**171,527**	**581,757**	**(5,733)**	**576,024**

The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statements of Cash Flows

For the six months ended June 30

	Note	2022 $000s Unaudited	2021 $000s Unaudited
Cash flows from operating activities			
Income/(loss)		**(23,472)**	(77,553)
Adjustments to reconcile net loss to net cash used in operating activities:			
Non-cash items:			
Depreciation and amortization	10, 19	**4,294**	3,648
share-based compensation expense	7	**3,552**	5,639
(Gain)/loss on investments held at fair value	5	**59,019**	(74,415)
Realized loss on sale of investments		**—**	7,500
Gain on deconsolidation	6	**(27,251)**	—
Gain on dilution of ownership interest in associate	6	**(28,363)**	—
Disposal of assets	10	**57**	(2)
Share of net (income)/loss of associates accounted for using the equity method	5	**15,322**	78,108
Fair value gain on derivative		**(7,624)**	—
Income taxes, net	22	**(32,485)**	(17,378)
Finance (income)/costs, net	8	**(56,320)**	16,252
Forgiveness of PPP Loan		**—**	(68)
Changes in operating assets and liabilities:			
Accounts receivable		**(1,050)**	(881)
Prepaid expenses and other current assets		**6,292**	74
Deferred revenues	3	**(44)**	(912)
Trade and other payables	18	**1,707**	(428)
Income taxes paid		**—**	(3,364)
Interest received		**750**	119
Interest paid		**(1,633)**	(1,705)
Net cash used in operating activities		**(87,249)**	(65,366)
Cash flows from investing activities:			
Purchase of property and equipment	10	**(1,647)**	(2,724)
Proceeds from sale of property and equipment		**—**	2
Investment in associate	5, 6	**(19,961)**	—
Purchase of investments held at fair value	5	**—**	(500)
Sale of investments held at fair value	5	**—**	118,000
Repayment of short-term Note granted to associate		**15,000**	—
Cash in deconsolidated subsidiary		**(479)**	—
Receipt of payment of sublease	19	**203**	186
Net cash provided by (used in) investing activities		**(6,884)**	114,964
Cash flows from financing activities:			
Proceeds from issuance of convertible notes in subsidiary	15	**393**	1,415
Payment of lease liability	19	**(1,794)**	(1,425)
Exercise of stock options		**—**	43
Settlement of RSU's		**—**	(10,749)
Vesting of restricted stock units and net share exercise		**—**	(2,582)
NCI exercise of stock options in subsidiary	17	**7**	—
Purchase of treasury stock	12	**(4,267)**	—
Acquisition of a non-controlling Interest of a subsidiary		**—**	(408)
Subsidiary dividend payments		**(4)**	(6)
Net cash provided by (used in) financing activities		**(5,665)**	(13,713)

	2022 $000s	2021 $000s
Net increase in cash and cash equivalents	(99,798)	35,886
Cash and cash equivalents at beginning of year	465,708	403,881
Cash and cash equivalents at end of period	**365,910**	439,766
Supplemental disclosure of non-cash investment and financing activities:		
Contingent consideration in purchase of non controlling interest	—	560
Partial settlement of share based liability award through issuance of equity	1,528	—

Assets, Liabilities and non controlling interests other than cash in deconsolidated subsidiary

	2022 $000s
Trade and other payables	1,407
Subsidiary notes payable	3,403
Subsidiary preferred shares	15,853
Other assets and liabilities, net	123
Non-controlling interest	(11,904)
	8,882
Investment retained in deconsolidated subsidiary	18,848
Gain on deconsolidation	(27,251)
Cash in deconsolidated subsidiary	**479**

The accompanying notes are an integral part of these financial statements.

Notes to the Condensed Consolidated Financial Statements

1. General information

Description of Business

PureTech Health plc ("PureTech," the "Parent" or the "Company") is a public company incorporated, domiciled and registered in the United Kingdom ("UK"). The registered number is 09582467 and the registered address is 8th Floor, 20 Farringdon Street, London EC4A 3AE, United Kingdom.

PureTech is a biotherapeutics company dedicated to changing the treatment paradigm for devastating diseases.

PureTech's Condensed Consolidated Financial Statements ("interim financial statements") consolidate those of the Company and its subsidiaries (together referred to as the "Group").

The accounting policies applied consistently to all periods presented in these half-yearly Condensed Consolidated Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements in its 2021 Annual Report and Accounts.

Basis of accounting

These interim financial statements have been prepared in accordance with International Accounting Standards (IAS) 34 Interim Financial Reporting as adopted for use in the UK and also comply fully with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The annual financial statements of the Group for the year ended December 31, 2022 will be prepared in accordance with UK-adopted international accounting standards. The condensed consolidated interim financial statements should be read in conjunction with the Group's last Consolidated Financial Statements as of and for the year ended December 31, 2021. The interim condensed consolidated financial statements do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial information included in the Annual Report and Accounts as of and for the year ended December 31, 2021, which was prepared in accordance with UK-adopted International Financial Reporting Standards (IFRSs) and also complied fully with IFRSs as issued by the IASB. Certain amounts in the Condensed Consolidated Financial Statements and accompanying notes may not add due to rounding. All percentages have been calculated using unrounded amounts.

These condensed consolidated half-yearly financial statements do not comprise statutory accounts within the meaning of Section 435 of the Companies Act 2006. The comparative figures for the six months ended June 30, 2021 are not the Group's statutory accounts for that financial year. Those accounts were reported upon by the Group's auditors and delivered to the registrar of companies. The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498 (2) or (3) of the Companies Act 2006. The unaudited interim Condensed Consolidated Financial Statements reflect all adjustments of a normal recurring nature that are necessary for a fair presentation of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year. As of June 30, 2022 the Group had cash and cash equivalents of $365.9 million. Considering the Group’s financial position as of June 30, 2022 and its principal risks and opportunities, a going concern analysis has been prepared for at least the twelve-month period from the date of signing the Condensed Consolidated Financial Statements ("the going concern period") utilizing realistic scenarios and applying a severe but plausible downside scenario. Even under the downside scenario, the analysis demonstrates the Group and the Company continue to maintain sufficient liquidity headroom and continue to comply with all financial obligations. Therefore, the Directors believe the Group is adequately resourced to continue in operational existence for at least the twelve-month period from the date of signing the Condensed Consolidated Financial Statements, irrespective of uncertainty regarding the duration and severity of the COVID-19 pandemic and the global macroeconomic impact of the pandemic. Accordingly, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the Condensed Consolidated Financial Statements. These condensed financial statements were authorized for issue by the Company’s Board of Directors on August 24, 2022. COVID-19 Pandemic In December 2019, illnesses associated with COVID-19 were reported and the virus has since caused widespread and significant disruption to daily life and economies across geographies. The World Health Organization has classified the outbreak as a pandemic. Our business, operations and financial condition and results have not been significantly impacted during the six months ended June 30, 2022 as a result of the COVID-19 pandemic. In response to the COVID-19 pandemic, the Group has taken swift action to ensure the safety of its employees and other stakeholders. The Group continues to monitor the latest developments regarding the COVID-19 pandemic on its business, operations, and financial condition and results. Significant Accounting policies There have been no significant changes in the Group’s accounting policies from those disclosed in our Consolidated Financial Statements as of and for the year ended December 31, 2021. The significant accounting policies we use for half-year financial reporting are disclosed in Note 1, Accounting policies of the accompanying notes to the Consolidated Financial Statements included in our 2021 Annual Report. Adoption of New Accounting Standards There have been no recent new accounting standards that have had an impact on the Company’s Condensed Consolidated Financial Statements. 2. New Standards and Interpretations Not Yet Adopted A number of new standards, interpretations, and amendments to existing standards are effective for annual periods commencing on or after January 1, 2023 and have not been applied in preparing the condensed consolidated financial information. The Company’s assessment of the impact of these new standards and interpretations is set out below. Effective January 1, 2023, the definition of accounting estimates has been amended as an amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important because changes in accounting estimates are applied prospectively only to future transactions and future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. This amendment is not expected to have an impact on the Company's financial statements. Effective January 1, 2023, IAS 1 has been amended to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The Company does not expect this amendment will have a material impact on its financial statements. Effective January 1, 2023, IAS 12 is amended to narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognise a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendment is not expected to have an impact on the Group's financial statements as the Group has already recognized a deferred tax asset and deferred tax liability that arose on initial recognition of its leases (the Group does not have decommissioning provisions).

None of the other new standards, interpretations, and amendments are applicable to the Company's financial statements and therefore will not have an impact on the Company.

3. Revenue

Revenue recorded in the Condensed Consolidated Statement of Comprehensive Income/(Loss) consists of the following:

For the six months ended June 30,	2022 $000s	2021 $000s
Contract revenue	1,141	2,391
Grant income	5,890	3,445
Total revenue	7,030	5,836

All amounts recorded in contract revenue were generated in the United States. For the six months ended June 30, 2022 and 2021 contract revenue includes royalties received from an associate in the amount of $328.4 thousand and $105.3 thousand respectively. Primarily all of the Company's other contracts as of June 30, 2022 and 2021 were determined to have a single performance obligation which consists of a combined deliverable of license to intellectual property and research and development services. Therefore, for such contracts, revenue is recognized over time based on the input method which the Company believes is a faithful depiction of the transfer of goods and services. Progress is measured based on costs incurred to date as compared to total projected costs. Payments for such contracts are primarily made up front on a periodic basis.

Disaggregated Revenue

The Group disaggregates contract revenue in a manner that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Group disaggregates revenue based on contract revenue or grant revenue, and further disaggregates contract revenue based on the transfer of control of the underlying performance obligations.

Timing of contract revenue recognition For the six months ended June 30,	2022 $000s	2021 $000s
Transferred at a point in time – Licensing Income[1]	347	179
Transferred over time[2]	794	2,212
	1,141	2,391

1 2022 – Attributed to, Non-Controlled Founded Entities segment ($19 thousand) and to Parent Company and Other ($328 thousand); 2021 – Attributed to Parent Company and Other ($105 thousand) and to Non-Controlled Founded Entities segment ($74 thousand); See note 4, Segment information.

2 2022 – Attributed to, Controlled Founded Entities segment ($731 thousand) and to Non-Controlled Founded Entities segment ($63 thousand); 2021 – Attributed to Internal segment ($1,594 thousand), Non-Controlled Founded Entities segment ($8 thousand), and to Controlled Founded Entities segment ($610 thousand). See Note 4, Segment Information.

Customers over 10% of revenue	2022 $000s	2021 $000s
Customer B	731	610
Customer C	—	879
Customer D	—	715
Customer E	328	—
	1,060	2,204

4 Segment Information

The Group has identified multiple reportable segments as presented below. There was no change to reportable segments in 2022, except for the transfer of Sonde Health, Inc. to the Non-Controlled Founded Entities segment due to the deconsolidation of Sonde Health, Inc on May 25, 2022.

The Non-Controlled Founded Entities segment includes Sonde Health, Inc. which was deconsolidated on May 25, 2022. Segment results incorporate the operational results of Sonde Health, Inc. to the date of deconsolidation. Following the date of deconsolidation, the Company accounts for its investment in Sonde Health, Inc. at the parent level, and therefore the results associated with investment activity following the date of deconsolidation is included in the Parent Company and Other section.

Virtually all of the revenue and profit generating activities of the Group are generated within the United States and accordingly, no geographical disclosures are provided.

Information About Reportable Segments:

For the six months ended June 30, 2022 $000s

	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Condensed Consolidated Statements of Comprehensive Income/(Loss)					
Contract revenue	—	731	81	328	1,141
Grant revenue	1,821	4,068	—	—	5,890
Total revenue	1,821	4,799	81	328	7,030
General and administrative expenses	(4,156)	(7,612)	(1,296)	(10,580)	(23,644)
Research and development expenses	(62,499)	(20,877)	(826)	(377)	(84,579)
Total operating expense	(66,655)	(28,489)	(2,122)	(10,957)	(108,223)
Other income/(expense):					
Gain on deconsolidation	—	—	—	27,251	27,251
Gain/(loss) on investments held at fair value	—	—	—	(59,019)	(59,019)
Gain/(loss) on disposal of assets	(57)	—	—	—	(57)
Other income/(expense)	—	—	—	7,699	7,699
Total other income/(expense)	(57)	—	—	(24,069)	(24,126)
Net finance income/(costs)	112	59,638	(3,045)	(385)	56,320
Share of net income/(loss) of associates accounted for using the equity method	—	—	—	(15,322)	(15,322)
Gain on dilution of ownership interest in associate	—	—	—	28,363	28,363
Income/(loss) before taxes	(64,779)	35,948	(5,085)	(22,041)	(55,957)
Income/(loss) before taxes pre IFRS 9 fair value accounting, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(61,282)	(20,901)	(2,079)	(21,498)	(105,760)
Finance income/(costs) – IFRS 9 fair value accounting	—	60,644	(2,993)	—	57,651
Share-based payment expense	(2,657)	(2,018)	(8)	1,131	(3,552)
Depreciation of tangible assets	(839)	(1,138)	(4)	(792)	(2,773)
Amortization of ROU assets	—	(639)	—	(882)	(1,521)
Amortization of intangible assets	—	—	(1)	—	(1)
Taxation	—	—	—	32,485	32,485
Income/(loss) for the period	(64,779)	35,948	(5,085)	10,444	(23,472)
Other comprehensive income/(loss)	—	—	—	(536)	(536)
Total comprehensive income/(loss) for the period	(64,779)	35,948	(5,085)	9,908	(24,008)
Total comprehensive income/(loss) attributable to:					
Owners of the Company	(64,779)	30,753	(4,755)	9,901	(28,880)
Non-controlling interests	—	5,195	(330)	7	4,872

			June 30, 2022 $000s		
Condensed Consolidated Statements of Financial Position:					
Total assets	84,044	41,969	—	697,139	823,153
Total liabilities[1]	249,500	148,854	—	(151,225)	247,129
Net assets/(liabilities)	(165,455)	(106,885)	—	848,364	576,024

1 Parent Company and Other Includes eliminations of intercompany liabilities between the Parent Company and the reportable segments in the amount of $241.0 million.

	For the six months ended June 30, 2021 $000s				
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Condensed Consolidated Statements of Comprehensive Income/(Loss)					
Contract revenue	1,594	610	81	105	2,391
Grant revenue	853	2,592	—	—	3,445
Total revenue	2,447	3,202	81	105	5,836
General and administrative expenses	(4,335)	(8,605)	(1,654)	(10,992)	(25,586)

Research and development expenses	(27,246)	(19,231)	(1,722)	(130)	(48,330)
Total Operating expenses	(31,581)	(27,835)	(3,377)	(11,123)	(73,916)
Other income/(expense):					
Gain/(loss) on investments held at fair value	—	—	—	74,415	74,415
Loss realized on sale of investments	—	—	—	(7,500)	(7,500)
Other income/(expense)	—	71	—	524	595
Total other income/(expense)	—	71	—	67,439	67,510
Net finance income/(costs)	(284)	(18,502)	2,751	(217)	(16,252)
Share of net income/(loss) of associate accounted for using the equity method	—	—	—	(78,108)	(78,108)
Income/(loss) before taxes	(29,418)	(43,064)	(545)	(21,904)	(94,931)
(Loss)/income before taxes pre IFRS 9 fair value accounting, finance costs – subsidiary preferred shares, share-based payment expense, depreciation of tangible assets and amortization of intangible assets	(27,376)	(22,786)	(3,309)	(19,142)	(72,613)
Finance income/(costs) – IFRS 9 fair value accounting	—	(16,408)	2,792	—	(13,616)
Share-based payment expense	(1,435)	(3,060)	(20)	(1,124)	(5,639)
Depreciation of tangible assets	(607)	(804)	(7)	(756)	(2,174)
Amortization of ROU assets	—	(6)	—	(882)	(888)
Amortization of intangible assets	—	—	(1)	—	(1)
Taxation	—	—	—	17,378	17,378
Income/(loss) for the period	(29,418)	(43,064)	(545)	(4,526)	(77,553)
Other comprehensive income/(loss)	—	—	—	—	—
Total comprehensive income/(loss) for the period	(29,418)	(43,064)	(545)	(4,526)	(77,553)
Total comprehensive income/(loss) attributable to:					
Owners of the Company	(29,322)	(41,022)	(517)	(4,533)	(75,395)
Non-controlling interests	(96)	(2,042)	(28)	7	(2,158)
			December 31, 2021 $000s		
Consolidated Statements of Financial Position:					
Total assets	125,726	64,508	1,765	754,007	946,006
Total liabilities[1]	228,789	209,212	19,645	(95,787)	361,859
Net (liabilities)/assets	(103,063)	(144,704)	(17,880)	849,794	584,147

1 Parent Company and Other Includes eliminations of intercompany liabilities between the Parent Company and the reportable segments in the amount of $233.3 million.

The proportion of net assets shown above that is attributable to non-controlling interest is disclosed in Note 17.

5. Investments held at fair value

Investments held at fair value include both unlisted and listed securities held by PureTech. These investments, which include interests in Akili, Vor, Karuna, Gelesis (preferred shares until exchanged for common stock and Earn-out shares following exchange), Sonde and other insignificant investments, are initially measured at fair value and are subsequently re-measured at fair value at each reporting date with changes in the fair value recorded through profit and loss. Interests in these investments were accounted for as shown below:

Investments held at fair value	$000's
Balance as of January 1, 2022 before allocation of share in associate loss to long-term interest	493,888
Investment in Sonde Preferred shares – Sonde deconsolidation	11,168
Gelesis Earn out shares received in SPAC exchange	14,214
Exchange of Gelesis preferred shares to Gelesis common shares - transferred to investment in associates	(92,303)
Unrealized gain (loss) – change in fair value through profit and loss	(59,019)
Balance as of June 30, 2022 before allocation of share in associate loss to long-term interest	367,947
Share of associate loss allocated to long-term interest (see Note 6)	—
Balance as of June 30, 2022 after allocation of share in associate loss to long-term interest[1]	**367,947**

1 Fair value of investments accounted for at fair value, does not take into consideration contribution from milestones that occurred after June 30, 2022, the value of the Group's consolidated Founded Entities (Vedanta, Follica, and Entrega), the Internal segment, or cash and cash equivalents.

Gelesis

2022

On January 13, 2022, Gelesis completed its business combination with Capstar Special Purpose Acquisition Corp ("Capstar"). As part of the business combination, all shares in Gelesis, common and preferred, including the shares held by PureTech, were exchanged for common shares of the merged entity and unvested common shares that will vest upon the stock price of the new combined entity reaching certain target prices (hereinafter "Earn-out shares"). In addition, PureTech invested $15.0 million in the class A common shares of Capstar as part of the Private Investment in Public Equity ("PIPE") transaction that took place immediately prior to the closing of the business combination and an additional approximately $5.0 million, as part of the Backstop agreement signed with Capstar on December 30, 2021 (See Note 6). Pursuant to the business combination, Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York Stock Exchange under the ticker symbol "GLS" on January 14, 2022. The exchange of the preferred stock (including warrants) for common stock (including common stock warrants) represents an additional investment in Gelesis equity investment. The Group recorded the changes in fair value of the preferred stock (including warrant) through the date of the exchange upon which the preferred stock were transferred as an additional investment in Gelesis equity interest – See Note 6 for the net gain on the dilution of the equity interest in Gelesis, resulting from the exchange of all preferred stock in Gelesis to common stock of Gelesis Holdings Inc, the PIPE transaction and the closing of the merger. All equity method losses allocated in prior periods against the investments in Gelesis held at fair value are now included within the equity method investment in Gelesis and offset against the gain on dilution of interest – see Note 6. As part of the aforementioned exchange PureTech received 4,526,622 Earn-out shares, which were valued on the date of the exchange at $14.2 million. The Group accounts for such Earn-out shares under IFRS 9 as investments held at fair value with changes in fair value recorded through profit and loss. During the six months ended June 30, 2022 and 2021, the Company recognized a loss of $4.4 million and a gain of $39.0 million, respectively related to the investment in preferred shares and warrants that was recorded in the line item Gain/(loss) on investments held at fair value within the Condensed Consolidated Statements of Comprehensive Income/(Loss). In addition, the Company recognized a loss of $12.7 million during the six months ended June 30, 2022 in respect of the Earn-out shares, for the change in the fair value related to such investment during the period. Please refer to Note 14 for information regarding the valuation of these instruments. Sonde On May 25, 2022, Sonde completed a Series B Preferred Share financing. As part of the financing a new investor invested $3.5 million in cash in exchange for 1,125,401 shares and all convertible notes, including the convertible notes held by PureTech, converted into Preferred B shares at the price per share paid by the investor minus a 20% discount. As a result of the aforementioned financing, the Group's voting interest was reduced below 50% and the Group no longer controls Sonde's Board of Directors, which is the governance body that has the power to direct the relevant activities of Sonde. Consequently, the Group concluded it lost control over Sonde and as such it should cease to consolidate Sonde on the date the round of financing was completed. Therefore, the results of operations of Sonde are included in the condensed consolidated financial statements through the date of deconsolidation. Following deconsolidation, the Group still has significant influence in Sonde through its 48.2% voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares, in substance, have the same terms as common stock and as such provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. The Preferred A-2 and B shares, however, do not provide their shareholders with access to returns associated with a residual equity interest and as such are accounted for under IFRS 9, as investments held at fair value with changes in fair value recorded in profit and loss. Upon deconsolidation, the Group derecognized its assets and liabilities and non controlling interest in respect of Sonde and recorded its aforementioned investments in Sonde at fair value. The deconsolidation resulted in a gain of $27.3 million. As of the date of deconsolidation, the investment in Sonde preferred shares held at fair value amounted to $11.2 million. There were no changes in fair value for such investments between deconsolidation date and June 30, 2022. Vor 2021 On January 8, 2021 PureTech participated in the second closing of Vor’s Series B Preferred Share financing. For consideration of $0.5 million, PureTech received an additional 961,538 B Preferred shares. On February 9, 2021, Vor closed its initial public offering (IPO) of 9,828,017 shares of its common stock at a price to the public of $18.00 per share. Subsequent to the closing, PureTech held 3,207,200 shares of Vor common stock, which represented 8.6 percent of Vor common stock on the IPO date. Following its IPO, the valuation of Vor common stock is based on level 1 inputs in the fair value hierarchy. See Note 14. During the six months ended June 30, 2022 and 2021, the Company recognized a loss of $21.3 million and a gain of $26.4 million, respectively that was recorded in the line item Gain/(loss) on investments held at fair value within the Condensed Consolidated Statements of Comprehensive Income/(Loss). Please refer to Note 14 for information regarding the valuation of these instruments. Karuna 2021 On February 9, 2021, the Group sold 1,000,000 common shares of Karuna for $118.0 million. Following the sale the Group held 2,406,564 common shares of Karuna, which represented 8.2 percent of Karuna common stock at the time of sale. As a result of the sale, the Company recorded a loss of $7.5 million, attributable to blockage discount included in the sales price, to the line item Loss Realised on Sale of Investment within the Condensed Consolidated Statement of Comprehensive Income/ (Loss) for the six months ended June 30, 2021. See below for gain recorded in 2021 in respect of the change in fair value of the Karuna investment. During the six months ended June 30, 2022 and 2021 the Company recognized a loss of $7.4 million and a gain of $53.8 million, respectively that was recorded on the line item Gain/(loss) on investments held at fair value within the Condensed Consolidated Statements of Comprehensive Income/(Loss). As of June 30, 2022, PureTech continued to hold Karuna common shares of 5.5 percent of total outstanding Karuna common shares. Please refer to Note 14 for information regarding the valuation of these instruments. Akili On May 25, 2021, Akili completed its Series D financing for gross proceeds of $110.0 million in which Akili issued 13,053,508 Series D preferred shares. The Group did not participate in this round of financing and as a result, the Group's interest in Akili was reduced from 41.9 percent to 27.5 percent. 2022 On January 26, 2022, Akili Interactive and Social Capital Suvretta Holdings Corp. I, a special purpose acquisition company, announced they had entered into a definitive business combination agreement. The transaction closed after balance sheet date on August 19, 2022 and the combined company's securities began trading on August 22, 2022 on the Nasdaq Stock Market under the ticker symbol "AKLI". As part of this transaction the Akili Interactive shares held by the Company were exchanged for the common stock of the combined company's securities as well as unvested common stock ("Akili Earnout Shares") that will vest when the share price exceeds certain thresholds. In addition, as part of a PIPE transaction that took place concurrently with the closing of the transaction, the Company purchased 500,000 shares in consideration for $5.0 million. Following the closing of the aforementioned transactions, the Company holds 12,527,477 shares of the combined entity (excluding the Akili Earnout Shares), which represents 14.7 percent of its outstanding common stock. During the six months ended June 30, 2022 and 2021, the Company recognized a loss of $12.8 million and $44.0 million, respectively that was recorded on the line item Gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 14 for information regarding the valuation of these instruments. 6. Investments in Associates Gelesis In 2021, the total investment in Gelesis, including the Long-term interests, was reduced to zero. Since the Group did not incur legal or constructive obligations or make payments on behalf of Gelesis, the Group discontinued recognizing equity method losses. On December 30, 2021, PureTech signed a Backstop agreement with Capstar according to which PureTech had committed to acquire Capstar class A common shares immediately prior to the closing of the business combination between Gelesis and Capstar, in case subsequent to the redemptions of Capstar shares being completed, the Available Funds, as defined in the agreement, were less than$15.0 million. PureTech had committed to acquire two thirds of the necessary shares at $10 per share so that the Available Funds increase to $15.0 million. According to the Backstop agreement, in case PureTech were required to acquire any shares under the agreement, PureTech would receive an additional 1,322,500 class A common shares of Capstar (immediately prior to the closing of the business combination) at no additional consideration. The Company determined that such agreement meets the definition of a derivative under IFRS 9 and as such should be recorded at fair value with changes in fair value recorded through profit and loss. The derivative was initially recorded at fair value adjusted to defer the day 1 gain equal to the difference between the fair value of $11.2 million and transaction price of zero on the effective date and as such was initially recorded at zero. The deferred gain was amortized to Other income (expense) in the Condensed Consolidated Statement of

Income (loss) over the period from the effective date until settlement date, January 13, 2022. During the six months ended June 30, 2022, the Group recognized income of $10.4 million for the portion of the deferred gain amortized in 2022 and a loss of $2.8 million in respect of the decrease in the fair value of the derivative until date of settlement, resulting in a net gain of $7.6 million recorded in respect of the Backstop agreement. The fair value of the derivative on the date of settlement in the amount of $8.4 million represents an additional investment in Gelesis as part of the SPAC transaction described below. On January 13, 2022, as part of the conclusion of the aforementioned Backstop agreement, the Group acquired 496,145 class A common shares of Capstar for $5.0 million and received an additional 1,322,500 common A shares of Capstar for no additional consideration. On January 13, 2022, Gelesis completed its business combination with Capstar Special Purpose Acquisition Corp ("Capstar"). As part of the business combination, all shares in Gelesis, common and preferred, including the shares held by PureTech, were exchanged for common shares of the merged entity and unvested common shares that will vest upon the stock price of the new combined entity reaching certain target prices (hereinafter "Earn-out shares"). In addition, PureTech invested $15.0 million in the class A common shares of Capstar as part of the PIPE transaction that took place immediately prior to the closing of the business combination and an additional $5.0 million, as part of the Backstop agreement described above. Pursuant to the business combination, Gelesis became a wholly- owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York Stock Exchange under the ticker symbol "GLS" on January 14, 2022. Following the closing of the business combination, the PIPE transaction, the settlement of the aforementioned Backstop agreement with Capstar, and the exchange of all preferred shares in Gelesis to common shares in the new combined entity, PureTech holds 16,727,582 common shares of Gelesis Holdings Inc., which was equal to approximately 23.2% of Gelesis Holdings Inc's outstanding common shares. Due to PureTech's significant equity holding and voting interest in Gelesis, PureTech continues to maintain significant influence in Gelesis and as such continues to account for its Gelesis equity investment under the equity method. Gelesis was deemed to be the acquirer in Gelesis Holdings Inc. and the financial assets and financial liabilities in Capstar were deemed to be acquired by Gelesis in consideration for the shares held by Capstar legacy shareholders. As such, the Group did not revalue the retained investment in Gelesis but rather treated the exchange as a dilution of its equity interest in Gelesis from 42.01% as of December 31, 2021 to 22.8% as of January 13, 2022 (including warrants that provide its holders access to returns associated with equity holders). After considering the aforementioned additional investments, the exchange of the preferred stock, previously accounted for as an investment held at fair value, to common stock (and representing an additional equity investment in Gelesis - See Note 5), the Earn-out shares received in Gelesis (see Note 5) and the offset of previously unrecognized equity method losses, the net gain recorded on the dilution of interest amounted to $28.4 million. During the six months ended June 30, 2022 the Company recorded $14.8 million of equity method losses in respect of Gelesis. Sonde On May 25, 2022, Sonde completed a Series B Preferred Share financing. As a result of the aforementioned financing, the Group's voting interest was reduced below 50% and the Group lost its control over Sonde and as such ceased to consolidate Sonde on the date the round of financing was completed. See Note 5 above for further details. Following deconsolidation, the Group has significant influence in Sonde through its 48.2% voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares, in substance, have the same terms as common stock and as such provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. The Preferred A-2 and B shares, however, do not provide their shareholders with access to returns associated with a residual equity interest and as such are accounted for under IFRS 9, as investments held at fair value. See Note 5. The fair value of the Preferred A-1 shares on the date of deconsolidation amounted to $7.7 million, which is the initial value of the equity method investment in Sonde. When applying the equity method, the Group records its share of the losses in Sonde based on its equity interest in Sonde. Since only the common shares and Preferred A-1 shares in Sonde represent a residual equity interest and PureTech is the sole holder of the Preferred A-1 shares, the Group's share in Sonde's equity is 93.6%. The Group recorded equity method losses of $0.6 million between the date of deconsolidation and June 30, 2022. 7. Share-based Payments Share-based payments includes stock options, restricted stock units (RSUs) and performance-based RSUs. Share based payments are recognized as an expense based on the grant date fair value of the awards, except certain RSUs to executive management, see below.

Share-based Payment Expense

The Group share-based payment expense for the six months ended June 30, 2022 and 2021, were comprised of charges related to the PureTech Health plc incentive stock and stock option issuances and subsidiary stock plans.

The following table provides the classification of the Group's consolidated share-based payment expense as reflected in the Condensed Consolidated Statement of Income/(Loss):

Six months ended June 30,	2022 $000s	2021 $000s
General and administrative	**516**	3,514
Research and development	**3,037**	2,125
Total	**3,552**	5,639

The Performance Share Plan

In June 2015, the Group adopted the Performance Stock Plan (PSP). Under the PSP and subsequent amendments, awards of ordinary shares may be made to the Directors, senior managers and employees of, and other individuals providing services to the Company and its subsidiaries up to a maximum authorized amount of 10.0 percent of the total ordinary shares outstanding. The shares have various vesting terms over a period of service between two and four years, provided the recipient remains continuously engaged as a service provider.

The share-based awards granted under the PSP expire 10 years from the grant date. As of June 30, 2022, the Company had issued share-based awards to purchase an aggregate of 25,787,073 shares under this plan.

RSUs

During the six months ended June 30, 2022, the Company issued certain executives 4,765,424 service, market and performance-based RSUs. During the six months ended June 30, 2021, the Company issued to a consultant 75,757 RSUs subject to service conditions. During the six months ended June 30, 2021, the Company issued no new market or performance-based RSUs.

Each RSU entitles the holder to one ordinary share on vesting and the RSU awards are based on a cliff vesting schedule over a three-year requisite service period in which the Company recognizes compensation expense for the RSUs. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs. Vesting of the RSUs is subject to the satisfaction of performance and market conditions.

The Company recognizes the estimated fair value of these performance-based awards as share-based compensation expense over the performance period based upon its determination of whether it is probable that the performance targets will be achieved. The Company assesses the probability of achieving the performance targets at each reporting period. Cumulative adjustments, if any, are recorded to reflect subsequent changes in the estimated outcome of performance-related conditions.

The fair value of the market based awards is based on the Monte Carlo simulation analysis utilizing a Geometric Brownian Motion process with 100,000 simulations to value those shares. The model considers share price volatility, risk-free rate and other covariance of comparable public companies and other market data to predict distribution of relative share performance.

The performance and market conditions attached to the RSU awards are based on the achievement of total shareholder return ("TSR"), with 40.0 - 50.0 percent of the shares under the award vesting based on the achievement of absolute TSR targets, 10 - 12.5 percent of the shares under the award vesting based on TSR as compared to the FTSE 250 Index, 10 - 12.5 percent of the shares under the award vesting based on TSR as compared to the MSCI Europe Health Care Index, and 25 - 40.0 percent of the shares under the award vesting based on the achievement of strategic targets. The RSU award performance criteria have changed over time as the criteria is continually evaluated by the Group's Remuneration Committee.

2021

In February 2021, the remuneration committee of PureTech's board of directors approved the achievement of the vesting conditions of the 2018 RSU award as of December 31, 2020 and on May 28, 2021 reached the decision to cash settle RSUs to certain employees while others were issued shares. The settlement value was determined based on the three day average closing price of the shares. The settlement value was $10.7 million (which after deducting tax withheld on behalf of recipients amounted to $6.4 million). The settlement value did not exceed the fair value at settlement date and as such the cash settlement was treated as an equity transaction, whereby the full repurchase cash settlement amount was charged to equity in Other reserves in the financial statements as of and for the six months ended June 30, 2021.

Following the different cash settlements (including the cash settlement that occurred in 2020), the Company concluded that although the remaining RSUs are to be settled by shares according to their respective agreements, and any cash settlement is at the Company's discretion, due to past practice of cash settlement to multiple employees, some for multiple years, these RSUs should be treated as liability awards and as such adjusted to fair value at every reporting date with changes in fair value recorded in earnings as stock based compensation expense.

Consequently, the Company reclassified $1.9 million from equity to other non-current liabilities and $4.8 million from equity to other payables equal to the fair value of the awards at the date of reclassification. The Company treated the excess of the fair value at the reclassification date over the grant date fair value of the RSUs (for the portion of the vesting period that has already elapsed) in the amount of $2.9 million as an equity transaction. Therefore the full amount of the liability at reclassification was recorded as a charge to equity. The changes in fair value of the liability from reclassification date to balance sheet date will be recorded as stock-based compensation expense in the Consolidated Statement of Comprehensive Income (loss).

2022

In February 2022 the remuneration committee of PureTech's board of directors approved the achievement of the vesting conditions as of December 31, 2021 of the 2019 RSU grants and on May 17, 2022 reached the decision to settle the RSUs through issuance of shares after paying all the employee withholding taxes in cash. As such, the liability at date of settlement was settled for $1.0 million in cash and $1.5 million in shares.

The Company recorded $2.9 million income and $0.3 million income for the six months ended June 30, 2022 and 2021, respectively, in respect of all restricted stock units. The income results from the reduction in the value of the Company's share price, which reduces the Company's liability settled awards.

Stock Options

During the six months ended June 30, 2022 and 2021, the Company granted 8,195,500 and 1,912,500 stock option awards under the PSP, respectively.

Stock options are treated as equity settled awards. The fair value of the stock options awarded by the Company was estimated at the grant date using the Black-Scholes option valuation model, considering the terms and conditions upon which options were granted, with the following weighted- average assumptions:

For the six months ended June 30,	2022	2021
Expected volatility	**41.62%**	41.20%
Expected terms (in years)	**6.11**	6.16
Risk-free interest rate	**2.06%**	1.02%
Expected dividend yield	**—**	—
Grant date fair value	**$1.06**	$2.04

As of June 30, 2022, 5,956,414 incentive options are exercisable with a weighted-average exercise price of $2.20. Exercise prices ranged from $1.39 to $4.52.

The Company incurred share-based payment expense for the stock options of $4.5 million and $2.8 million for the six months ended June 30, 2022 and 2021, respectively.

Significant Subsidiary Plans

The subsidiaries incurred $2.0 million and $3.1 million in share-based payment expense for the six months ended June 30, 2022 and 2021, respectively.

Vedanta 2010 Stock Incentive Plan

In 2010, the Board of Directors of Vedanta approved the 2010 Stock Incentive Plan (the "Vedanta Plan"). Through subsequent amendments, as of June 30, 2022, it allowed for the issuance of 2,797,055 share-based compensation awards through incentive share options, nonqualified share options, and restricted shares to employees, Directors, and non-employees providing services to Vedanta. At June 30, 2022, 266,578 shares remained available for issuance under the Vedanta Plan.

The options granted under the Vedanta Plan are equity settled and expire 10 years from the grant date. Typically, the awards vest in four years but vesting conditions can vary based on the discretion of Vedanta's Board of Directors.

Options granted under the Vedanta Plan are exercisable at a price per share not less than the fair market value of the underlying ordinary shares on the date of grant. The estimated grant date fair value of the options is recognized as an expense over the options’ vesting period. The fair value of the stock option grants has been estimated at the date of grant using the Black-Scholes option pricing model with the following range of assumptions: For the six months ended June 30, 2022 2021 Assumption/Input Expected award life (in years) 7.00 7.00 Expected award price volatility 89.33% 88.33% Risk free interest rate 2.67% 1.14% Expected dividend yield — — Grant date fair value $11.56 $14.77 Share price at grant date $14.90 $19.43 Vedanta incurred share-based compensation expense of $1.8 million and $2.6 million for the six months ended June 30, 2022 and 2021, respectively. Other Subsidiary Plans The stock-based compensation expense under plans at other subsidiaries of the Group not including Vedanta, was $0.2 million and $0.4 million for the six months ended June 30, 2022 and 2021, respectively. 8. Finance Cost, net The following table shows the breakdown of finance income and costs: 2022 $000s 2021 $000sFor the six months ended June 30, Finance income Interest income from financial assets 630 119 Total finance income 630 119 Finance costs Contractual interest expense on notes payable (130) (852) Interest expense on other borrowings (811) (752) Interest expense on lease liability (1,021) (1,106) Gain/(loss) on foreign currency exchange 1 (45) Total finance cost – contractual (1,961) (2,755) Gain/(loss) from change in fair value of warrant liability 3,002 (1,027) Gain/(loss) from change in fair value of preferred shares 55,152 (12,539) Gain/(loss) from change in fair value of convertible debt (502) (50) Total finance income/(costs) – fair value accounting 57,651 (13,616) Finance income/(costs), net 56,320 (16,252) 9. Earnings/(Loss) per Share Basic earnings/(loss) per share is computed by dividing the income/(loss) attributable to the Company and available to ordinary shareholders by the weighted average number of ordinary shares. Dilutive earnings/loss per share is computed by dividing the income/(loss) attributable to the Company and available to ordinary shareholders by the sum of the weighted average number of ordinary shares and the number of additional ordinary shares that would have been outstanding if the Company’s outstanding potentially dilutive securities had been issued. During the six months ended June 30, 2022 the Company incurred a net loss and therefore all outstanding potential securities were considered anti-dilutive. The amount of potential securities that were excluded from the calculation amounted to 2,992,980 shares. The following table sets forth the computation of basic and diluted earnings/(loss) per ordinary shares for the periods presented (in thousands, except for shares and per share amounts): 2022 2021 Numerator: Income/(loss) attributable to the owners of the Company ($28,344) ($75,395) Denominator:

Weighted average ordinary shares for basic earnings per ordinary share	**287,754,262**	286,011,246
Effect of dilutive securities	**—**	—
Weighted average ordinary shares for diluted earnings per ordinary share	**287,754,262**	286,011,246
Basic earnings/(loss) per ordinary share	**($0.10)**	($0.26)
Diluted earnings/(loss) per ordinary share	**($0.10)**	($0.26)

10. Property and Equipment

Cost	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of January 1, 2021	8,420	1,452	1,519	18,054	3,852	33,297
Additions, net of transfers	1,424	—	92	183	6,723	8,422
Disposals	(323)	—	(282)	—	—	(605)
Reclassifications	2,211	—	—	248	(2,459)	—
Balance as of December 31, 2021	11,733	1,452	1,329	18,485	8,116	41,115
Additions, net of transfers	305	—	11	88	1,278	1,682
Disposals	(91)	—	—	—	—	(91)
Deconsolidation of subsidiaries	—	—	(58)	—	—	(58)
Reclassifications	1,176	58	137	5,391	(6,762)	—
Balance as of June 30, 2022	**13,123**	**1,510**	**1,419**	**23,965**	**2,631**	**42,647**

Accumulated depreciation and impairment loss	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of January 1, 2021	(3,965)	(454)	(1,287)	(4,815)	—	(10,520)
Depreciation	(1,973)	(208)	(174)	(1,991)	—	(4,346)
Disposals	251	—	271	—	—	522
Balance as of December 31, 2021	(5,686)	(663)	(1,190)	(6,806)	—	(14,344)
Depreciation	(1,028)	(106)	(57)	(1,582)	—	(2,773)
Disposals	35	—	—	—	—	35
Deconsolidation of subsidiaries	—	—	53	—	—	53
Balance as of June 30, 2022	**(6,680)**	**(769)**	**(1,193)**	**(8,388)**	**—**	**(17,030)**

Property and Equipment, net	Laboratory and Manufacturing Equipment $000s	Furniture and Fixtures $000s	Computer Equipment and Software $000s	Leasehold Improvements $000s	Construction in process $000s	Total $000s
Balance as of December 31, 2021	6,047	790	139	11,679	8,116	26,771
Balance as of June 30, 2022	**6,443**	**741**	**225**	**15,577**	**2,631**	**25,617**

11. Intangible Assets

Intangible assets consist of licenses of intellectual property acquired by the Group through various agreements with third parties and are recorded at the value of the consideration transferred. Information regarding the cost and accumulated amortization of intangible assets is as follows:

Cost	Licenses $000s
Balance as of January 1, 2021	900
Additions	90
Balance as of December 31, 2021	990
Deconsolidation of subsidiaries	(21)
Balance as of June 30, 2022	**968**

Accumulated amortization Licenses $000s Balance as of January 1, 2021 (1) Amortization (2) Balance as of December 31, 2021 (3) Amortization (1) Deconsolidation of subsidiary 4 Balance as of June 30, 2022 — Intangible assets, net Licenses $000s Balance as of December 31, 2021 987 Balance as of June 30, 2022 968 Substantially all the intangible asset licenses represent in-process-research-and-development assets since they are still being developed and are not ready for their intended use. As such, these assets are not yet amortized but tested for impairment annually. 12. Equity At June 30, 2022 and December 31, 2021, 288,611,120 and 287,796,585 common shares were outstanding, respectively, including all vested common shares issued pursuant to PureTech Health LLC Incentive Compensation arrangements as detailed in Note 7, and including all shares repurchased and held by the Company in Treasury. On May 9, 2022, PureTech Health plc (the “Company”) announced the commencement of a $50 million share repurchase program of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches. In respect of the first tranche, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the first tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its annual general meeting on May 27, 2021, and relevant Rules and Regulations. All Ordinary Shares repurchased under the Program will be held in treasury. As of June 30, 2022, the Company’s issued share capital was 288,611,120 shares, including 2,010,269 shares, which had been repurchased under the Program and were held by the Company in treasury. 13. Subsidiary Preferred Shares Preferred shares issued by subsidiaries and affiliates often contain redemption and conversion features that are assessed under IFRS 9 in conjunction with the host preferred share instrument. This balance represents subsidiary preferred shares issued to third parties. The subsidiary preferred shares are redeemable upon the occurrence of a contingent event, other than full liquidation of the Company, that is not considered to be within the control of the Company. Therefore these subsidiary preferred shares are classified as liabilities. These liabilities are measured at fair value through profit and loss. The preferred shares are convertible into ordinary shares of the subsidiaries at the option of the holder and mandatorily convertible into ordinary shares upon a subsidiary listing in a public market at a price above that specified in the subsidiary’s charter or upon the vote of the holders of subsidiary preferred shares specified in the charter. Under certain scenarios the number of ordinary shares receivable on conversion will change and therefore, the number of shares that will be issued is not fixed. As such the conversion feature is considered to be an embedded derivative that normally would require bifurcation. However, since the preferred share liabilities are measured at fair value through profit and loss, as mentioned above, no bifurcation is required. The preferred shares are entitled to vote with holders of common shares on an as converted basis. The Group recognized the preferred share balance upon the receipt of cash financing or upon the conversion of notes into preferred shares at the amount received or carrying balance of any notes converted into preferred shares.

The balance as of June 30, 2022 and December 31, 2021, represents the fair value of the instruments for all subsidiary preferred shares. The following summarizes the subsidiary preferred share balance:

As of June 30,	2022 $000s	2021 $000s
Entrega	**500**	669
Follica	**7,684**	11,191
Sonde	**—**	13,362
Vedanta Biosciences	**94,828**	148,796
Total subsidiary preferred share balance	**103,013**	174,017

As is customary, in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, the holders of subsidiary preferred shares which are outstanding shall be entitled to be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. A merger, acquisition, sale of voting control or other transaction of a subsidiary in which the shareholders of the subsidiary immediately before the transaction do not own a majority of the outstanding shares of the surviving company shall be deemed to be a liquidation event. Additionally, a sale, lease, transfer or other disposition of all or substantially all of the assets of the subsidiary shall also be deemed a liquidation event.

As of June 30, 2022 and December 31, 2021, the minimum liquidation preference reflects the amounts that would be payable to the subsidiary preferred holders upon a liquidation event of the subsidiaries, which is as follows:

As of June 30,	2022 $000s	2021 $000s
Entrega	**2,216**	2,216
Follica	**6,405**	6,405
Sonde	**—**	12,000
Vedanta Biosciences	**149,568**	149,568
Total minimum liquidation preference	**158,189**	170,189

For the six months ended June 30, 2022 the Group recognized the following changes in the value of subsidiary preferred shares:

	$'000s
Balance as of January 1, 2022	174,017
Decrease in value of preferred shares measured at fair value	(55,152)
Deconsolidation of subsidiary	(15,853)
Balance as of June 30, 2022	**103,013**

During the six months ended June 30, 2022 and 2021 there were no issuances of new preferred shares.

14. Financial Instruments

The Group's financial instruments consist of financial liabilities, including preferred shares, convertible notes, warrants and loans payable, as well as financial assets classified as assets held at fair value.

Fair Value Process

For financial instruments measured at fair value under IFRS 9 the change in the fair value is reflected through profit and loss. Using the guidance in IFRS 13, the total business enterprise value and allocable equity of each entity being valued was determined using a discounted cash flow income approach, replacement cost/asset approach, market/asset – PWERM approach, or market backsolve approach through a recent arm's length financing round. The approaches, in order of strongest fair value evidence, are detailed as follows:

Valuation Method	Description
Market – Backsolve	The market backsolve approach benchmarks the original issue price (OIP) of the company's latest funding transaction as current value.
Market/Asset – PWERM	Under a PWERM, the company value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise. An Asset approach may be included as an expected future outcome within the PWERM method. Possible future outcomes can include IPO scenarios, potential SPAC transactions, merger and acquisition transactions as well as other similar exit transactions of the investee.

Income Based – DCF	The income approach is used to estimate fair value based on the income streams, such as cash flows or earnings, that an asset or business can be expected to generate.
Asset/Cost	The asset/cost approach considers reproduction or replacement cost as an indicator of value.

As of June 30, 2022 and December 31, 2021, at each measurement date, the fair value of preferred shares and warrants, including embedded conversion rights that are not bifurcated, was determined using the following allocation methods: option pricing model ("OPM"), Probability-Weighted Expected Return Method ("PWERM"), or Hybrid allocation framework. The methods are detailed as follows:

Allocation Method	Description
OPM	The OPM model treats preferred stock as call options on the enterprise's equity value, with exercise prices based on the liquidation preferences of the preferred stock.
PWERM	Under a PWERM, share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class.
Hybrid	The hybrid method ("HM") is a combination of the PWERM and OPM. Under the hybrid method, multiple liquidity scenarios are weighted based on the probability of the scenarios occurrence, similar to the PWERM, while also utilizing the OPM to estimate the allocation of value in one or more of the scenarios.

Valuation policies and procedures are regularly monitored by the Company's finance group. Fair value measurements, including those categorized within Level 3, are prepared and reviewed on their issuance date and then on an annual basis for reasonableness and compliance with the fair value measurements guidance under IFRS. The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

Fair Value Hierarchy Level	Description
Level 1	Inputs that are quoted market prices (unadjusted) in active markets for identical instruments.
Level 2	Inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3	Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument's valuation.

Whilst the Group considers the methodologies and assumptions adopted in fair value measurements as supportable, reasonable and robust, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment existed.

COVID-19 Consideration

At June 30, 2022, the Group assessed certain key assumptions within the valuation of its unquoted instruments and considered the impact of the COVID-19 pandemic on all unobservable inputs (Level 3). The assumptions considered with respect to COVID-19 included but were not limited to the following: exit scenarios and timing, discount rates, revenue assumptions as well as volatilities. The Group views any impact of the COVID-19 pandemic on its unquoted instruments as immaterial as of June 30, 2022.

Subsidiary Preferred Shares Liability and Subsidiary Convertible Notes

The following table summarizes the changes in the Group's subsidiary preferred shares and convertible note liabilities measured at fair value, which were categorized as Level 3 in the fair value hierarchy:

	Subsidiary Preferred Shares $000s	Subsidiary Convertible Notes $000s
Balance at December 31, 2021 and January 1, 2022	174,017	2,461
Value at issuance	—	393
Deconsolidation – Sonde	(15,853)	(3,403)
Accrued interest – contractual	—	48
Change in fair value	(55,152)	502
Balance at June 30, 2022	**103,013**	**—**

The change in fair value of preferred shares and convertible notes are recorded in Finance income/(costs) – fair value accounting in the Condensed Consolidated Statements of Comprehensive Income/(Loss).

The table below sets out information about the significant unobservable inputs used at June 30, 2022, in the fair value measurement of the Group's material subsidiary preferred shares liabilities categorized as Level 3 in the fair value hierarchy:

Fair Value at June 30, 2022	Valuation Technique	Unobservable Inputs	Weighted Average	Sensitivity to Decrease in Input
94,828	Market PWERM & PWERM allocation	Estimated time to exit Discount rate	1.1 30.0%	Fair value increase
8,185	Income – DCF/ Market Backsolve & OPM allocation	Estimated time to exit Discount rate Volatility	2.9 25.8% 54.4%	Fair value increase Fair value decrease

Subsidiary Preferred Shares Sensitivity

The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy and used in the fair value measurement of the Group's subsidiary preferred shares liabilities (Please refer to Note 13):

Input	Subsidiary Preferred Share Liability	
As of June 30, 2022	Sensitivity Range	Financial Liability Increase/(Decrease) $000s
Subsidiary Enterprise Value	-2%	(2,203)
	+2%	2,157
Time to Liquidity	-6 Months	13,273
	+6 Months	(11,704)
Discount Rate	-5%	7,776
	+5%	(6,244)

Financial Assets Held at Fair Value

Karuna and Vor Valuation

Karuna (Nasdaq: KRTX) and Vor (Nasdaq: VOR) and additional immaterial investments are listed entities on an active exchange and as such the fair value for the six months ended June 30, 2022, was calculated utilizing the quoted common share price. Please refer to Note 5 for further details.

Akili, Gelesis and Sonde

In accordance with IFRS 9, the Company accounts for its preferred share investments in Akili, Gelesis (until the exchange of such shares to common stock) and Sonde (investment in Preferred A-2 and B shares, subsequent to the date of deconsolidation) as financial assets held at fair value through the profit and loss. In addition, the Company accounts for its investment in Gelesis Earn-out shares (see Note 5) as investments held at fair value. All the valuations of the aforementioned investments are categorized as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs to value such assets. During the six months ended June 30, 2022, the Company recorded such investments at fair value and recognized the change in fair value of the investments as a loss of $29.9 million that was recorded to the Condensed Consolidated Statements of Comprehensive Income/(Loss) in the line item Gain/(loss) on investments held at fair value.

The following table summarizes the changes in all the Group's investments held at fair value, which were categorized as Level 3 in the fair value hierarchy:

	$'000s
Balance at January 1, 2022 before allocation of associate loss to long-term interest	239,533
Deconsolidation of Sonde	11,168
Gelesis – New Investment – Earn out Shares	14,214
Exchange of Gelesis preferred shares to Gelesis common shares – transferred to investment in associates	(92,303)
Gain/(Loss) on changes in fair value	(30,217)
Balance as of June 30, 2022 before allocation of associate loss to long-term interest	**142,394**
Share of associate loss allocated to long-term interest (please refer to Note 5)	—

Balance as of June 30, 2022 after allocation of associate loss to long-term interest	**142,394**

The change in fair value of investments held at fair value are recorded in Gain/(loss) on investments held at fair value in the Condensed Consolidated Statements of Comprehensive Income/(Loss).

The table below sets out information about the significant unobservable inputs used at June 30, 2022, in the fair value measurement of the Group's material preferred share investments held at fair value categorized as Level 3 in the fair value hierarchy:

Fair Value at June 30, 2022	Valuation Technique	Unobservable Inputs	Weighted Average	Sensitivity to Decrease in Input
128,764	Market PWERM & Hybrid allocation	Estimated time to exit	0.2	Fair value increase
		Discount rate	20.0%	
11,168	Market Backsolve & OPM	Estimated time to exit	2.00	Fair value increase
		Volatility	50.0%	Fair value decrease

The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy and used in the fair value measurement of the Group's investments held at fair value (Please refer to Note 5):

Input	Investments Held at Fair Value	
As of June 30, 2022	Sensitivity Range	Financial Asset Increase/(Decrease) $000s
Investee Enterprise Value	-2%	(2,610)
	+2%	2,644
Discount Rate	-5%	900
	+5%	(876)

The sensitivity table does not include sensitivities around the time to liquidity as changing the time to liquidity in the valuations would either result in an unreasonable assumption leading to an unreasonable alternative value considering the circumstances on the financial reporting date, or it does not materially impact the valuation.

The value of Gelesis Earn-out shares at June 30, 2022 was $1.6 million. The Earn-out shares were valued based on a Monte-Carlo simulation with a daily frequency, using a risk free rate of 3.0% and volatility of 62.0%.

Warrants

Warrants issued by subsidiaries within the Group are classified as liabilities, as they will be settled in a variable number of preferred shares. The following table summarizes the changes in the Group's subsidiary warrant liabilities, which were categorized as Level 3 in the fair value hierarchy:

	Subsidiary Warrant Liability $000s
Balance at December 31, 2021 and January 1, 2022	6,787
Change in fair value - finance costs (income)	(3,002)
Balance at June 30, 2022	**3,786**

The change in fair value of warrants are recorded in Finance income/(costs) – fair value accounting in the Condensed Consolidated Statements of Comprehensive Income/(Loss).

In connection with various amendments to its 2010 Loan and Security Agreement, Follica issued Series A-1 preferred share warrants at various dates in 2013 and 2014. Each of the warrants has an exercise price of $0.14 and a contractual term of ten years from the date of issuance. In 2017, in conjunction with the issuance of convertible notes, the exercise price of the warrants was adjusted to $0.07 per share.

In connection with the September 2, 2021 Oxford Finance LLC loan issuance, Vedanta also issued Oxford Finance LLC 12,886 Series C-2 preferred share warrants with an exercise price of $23.28 per share, expiring September 2030.

The $3.8 million warrant liability at June 30, 2022, was largely attributable to the outstanding Follica preferred share warrants.

The table below sets out the weighted average of significant unobservable inputs used at June 30, 2022, with respect to determining the fair value of the Group's warrants categorized as Level 3 in the fair value hierarchy:

Assumption/Input	Warrants

Expected term	1.17
Expected volatility	47.7%
Risk free interest rate	2.8%
Expected dividend yield	—
Estimated fair value of the preferred share	$1.65

The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy and used in the fair value measurement of the Group's warrant liabilities:

Input	Warrant Liability	
As at June 30, 2022	Sensitivity Range	Financial Liability Increase/(Decrease) $000s
Discount Rate used in the calculation of estimated fair value of the preferred share	-5%	2,022
	+5%	(1,068)

Short-term Note from Associate

On December 7, 2021, Gelesis issued PureTech a $15.0 million note to be repaid the earlier of three business days after the closing of the business combination of Gelesis with Capstar Special Acquisition Corp ("Capstar"), or 30 days following the termination of such business combination. In the event of the business combination termination, the Company, who represented the majority of the note holders, could have elected to convert the note at the next equity financing at a discount of 25% from the financing price. The note bore interest at a rate of 10% per annum.

The note was repaid by Gelesis in January 2022 due to the closing of the business combination between Gelesis and Capstar on January 13, 2022.

Fair Value Measurement and Classification

The fair value of financial instruments by category at June 30, 2022 and December 31, 2021:

	2022					
	Carrying Amount		Fair Value			
	Financial Assets $000s	Financial Liabilities $000s	Level 1 $000s	Level 2 $000s	Level 3 $000s	Total $000s
Financial assets:						
Money Markets[1]	**275,558**	**—**	**275,558**	**—**	**—**	**275,558**
Investments held at fair value	**367,947**	**—**	**225,553**	**—**	**142,394**	**367,947**
Trade and other receivables[2]	**4,369**	**—**	**—**	**4,369**	**—**	**4,369**
Total financial assets	**647,874**	**—**	**501,111**	**4,369**	**142,394**	**647,874**
Financial liabilities:						
Subsidiary warrant liability	**—**	**3,786**	**—**	**—**	**3,786**	**3,786**
Subsidiary preferred shares	**—**	**103,013**	**—**	**—**	**103,013**	**103,013**
Subsidiary notes payable	**—**	**1,455**	**—**	**1,330**	**125**	**1,455**
Share based liability awards	**—**	**1,636**	**1,410**	**—**	**227**	**1,636**
Total financial liabilities	**—**	**109,890**	**1,410**	**1,330**	**107,150**	**109,890**

1 Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.

2 Outstanding receivables are owed primarily by government agencies, virtually all of which are investment grade.

	2021					
	Carrying Amount		Fair Value			
	Financial Assets $000s	Financial Liabilities $000s	Level 1 $000s	Level 2 $000s	Level 3 $000s	Total $000s
Financial assets:						
Money Markets[1]	432,649	—	432,649	—	—	432,649
Short-term note from associate	15,120	—	—	—	15,120	15,120
Investments held at fair value[2]	493,888	—	254,355	—	239,533	493,888
Trade and other receivables[3]	3,174	—	—	3,174	—	3,174
Total financial assets	944,832	—	687,005	3,174	254,653	944,832
Financial liabilities:						
Subsidiary warrant liability	—	6,787	—	—	6,787	6,787

Subsidiary preferred shares	—	174,017	—	—	174,017	174,017
Subsidiary notes payable	—	3,916	—	1,330	2,586	3,916
Share based liability awards	—	7,362	6,081	—	1,281	7,362
Total financial liabilities	—	192,082	6,081	1,330	184,671	192,082

1 Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.

2 Balance prior to share of associate loss allocated to long-term interest (please refer to Note 5).

3 Outstanding receivables are owed primarily by government agencies, virtually all of which are investment grade.

15. Subsidiary Notes Payable

The subsidiary notes payable are comprised of loans and convertible notes. As of June 30, 2022 and December 31, 2021, the loan in Follica and the financial instruments for Knode and Appeering did not contain embedded derivatives and therefore these instruments continue to be held at amortized cost. The notes payable consist of the following:

As of June 30, 2022 and December 31, 2021	**2022** **$000s**	2021 $000s
Loans	**1,330**	1,330
Convertible notes	**125**	2,586
Total subsidiary notes payable	**1,455**	3,916

Loans

In October 2010, Follica entered into a loan and security agreement with Lighthouse Capital Partners VI, L.P. The loan is secured by Follica's assets, including Follica's intellectual property and bears interest at a rate of 12.0 percent. The outstanding loan balance totaled approximately $1.3 million and $1.3 million as of June 30, 2022 and December 31, 2021, respectively. The accrued interest on such loan balance is presented as Other current liabilities and totaled approximately $0.7 million and $0.6 million as of June 30, 2022 and December 31, 2021, respectively. The increase in 2022 is attributed to interest expense for the six months ended June 30, 2022.

Convertible Notes

On April 6, 2021 and on November 24, 2021, Sonde issued unsecured convertible promissory notes to its existing shareholders for a combined total of $4.3 million, of which $2.2 million were issued to third party shareholders (and $2.1 million were issued to the Company and eliminated in consolidation). In addition, in March 2022 Sonde issued an additional amount of $0.9 million, of which $0.4 were issued to third parties (and $0.5 issued to PureTech and eliminated in consolidation). The notes bore interest at an annual rate of 6.0 percent and were to mature on the second anniversary of the issuance. The notes were to mandatorily convert in a Qualified Financing, as defined in the note purchase agreement, at a discount of 20.0 percent from the price per share in the Qualified Financing. In addition, the notes allow for optional conversion concurrently with a discount of 20.0 percent from the price per share in the Non Qualified Equity Financing. Upon the completion of the Preferred B round of financing in Sonde on May 25, 2022, the Group lost control in Sonde and all convertible notes were derecognized as part of the deconsolidation - See Note 5.

Since these Notes contained embedded derivatives, the Notes were assessed under IFRS 9 and the entire financial instruments were elected to be accounted for as FVTPL. The group recorded the changes in the fair value of the convertible notes In Finance Costs in the Condensed Consolidated Statement of Comprehensive Income.

Convertible Notes outstanding were as follows:

	Knode $000s	Appeering $000s	Sonde $000s	Total $000s
As of January 1, 2022	50	75	2,461	2,586
Gross principal - issuance of notes - financing activity	—	—	393	393
Accrued interest on convertible notes - finance costs	—	—	48	48
Change in fair value - finance costs	—	—	502	502
Deconsolidation of subsidiary	—	—	(3,403)	(3,403)
As of June 30, 2022	**50**	**75**	**—**	**125**

16. Long-term loan

In September 2020, Vedanta entered into a $15.0 million loan and security agreement with Oxford Finance LLC. The loan is secured by Vedanta's assets, including equipment, inventory and intellectual property. The loan bears a floating interest rate of 7.7 percent plus the greater of (i) 30 day U.S. Dollar LIBOR reported in the Wall Street Journal or (ii) 0.17 percent. The loan matures September 2025 and requires interest only payments for the initial 24 months. The loan also carries a final fee upon full repayment of 7.0 percent of the original principal, or $1.1 million. As part of the loan agreement, Vedanta also issued Oxford Finance LLC 12,886 Series C-2 preferred share warrants with an exercise price of $23.28 per share, expiring September 2030. The outstanding loan balance totaled approximately $15.3 million as of June 30, 2022.

The following table summarizes long-term loan activity for the six months ended June 30, 2022:

	Long-term loan 2022 $000s
Balance at January 1,	**15,118**
Accrued interest	**811**
Interest paid	**(620)**
Balance at June 30,	**15,309**

The following table summarizes Vedanta's future principal payments for the long-term loan as of June 30, 2022:

Balance Type	2022	2023	2024	2025	Total
Principal	857	5,143	5,143	3,857	15,000
Balance of accreted premium net of unamortized issuance costs					309
Total					**15,309**

The long-term loan is presented as follows in the Statement of Financial Position as of June 30, 2022 and December 31, 2021

	Long-term loan 2022 $000s	2021 $000s
Current portion of Long-term loan	**3,429**	857
Long-term loan	**11,881**	14,261
Total Long-term loan	**15,309**	15,118

17. Non-Controlling Interest

The following table summarizes the changes in the equity classified non-controlling ownership interest in subsidiaries by reportable segment; On May 25, 2022, Sonde Health, Inc was deconsolidated and therefore transferred retroactively to the Non-Controlled Founded Entity segment. See Note 5. Investments Held at Fair Value.

	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other$000s	Total$000s
Balance at January 1, 2022	—	1,634	(11,585)	583	(9,368)
Share of comprehensive income (loss)	—	5,195	(330)	7	4,872
NCI exercise of share-based awards	—	(15,164)	—	—	(15,164)
Deconsolidation of subsidiaries	—	—	11,904	—	11,904
Equity settled share-based payments	—	2,018	8	—	2,026
Other	—	—	2	(6)	(4)
Balance at June 30, 2022	**—**	**(6,317)**	**—**	**584**	**(5,733)**

On June 11, 2021, PureTech acquired the remaining 17.1 percent of the minority non-controlling interests of Alivio (after exercise of all in the money stock options) increasing its ownership to 100.0 percent of Alivio. The consideration for such non controlling interests amounted to $1.2 million, to be paid in three equal installments, with the first installment of $0.4 million paid at the effective date of the transaction and two additional installments to be paid upon the occurrence of contingent events. The Group recorded a contingent consideration liability of $0.6 million at fair value for the two additional installments, resulting in a total acquisition cost of $1.0 million. The excess of the consideration paid over the book value of the non-controlling interest of approximately $9.6 million was recorded directly as a charge to shareholders' equity. The contingent consideration liability is adjusted to fair value at the end of each reporting period until settlement with changes in fair value recorded in earnings. The second installment was paid in July 2021.

On February 15, 2022, option holders in Vedanta exercised options into shares of common stock, increasing the NCI interest held from 3.7 percent to 12.2 percent. The exercise of the options resulted in an increase in the NCI share in Vedanta's shareholder's deficit of $15.2 million. The consideration paid by NCI ($7.2 thousand) together with the increase in NCI share in Vedanta's shareholder deficit ($15.2 million) amounted to $15.2 million and was recorded as a gain directly in shareholders' equity.

The following tables summarize the financial information related to the Group's subsidiaries with material non-controlling interests, aggregated for interests in similar entities, and before and after intra group eliminations.

		2022	
For the period ended June 30	Controlled Founded Entities$000s	Intra-group eliminations $000s	Total $000s
Statement of Comprehensive Loss			
Total revenue	**4,799**	**—**	**4,799**
Income/(loss) for the period	**35,727**	**502**	**36,229**
Total comprehensive income/(loss) for the period	**35,727**	**502**	**36,229**
Statement of Financial Position			
Total assets	**41,969**	**(99)**	**41,870**
Total liabilities	**148,854**	**(9,709)**	**139,144**
Net assets/(liabilities)	**(106,884)**	**9,610**	**(97,274)**

As of June 30, 2022, Controlled Founded Entities with non-controlling interests primarily include Follica Incorporated, Entrega Inc., and Vedanta Biosciences, Inc. Ownership interests of the non-controlling interests in Follica Incorporated, Entrega Inc., and Vedanta Biosciences, Inc as of June 30, 2022 are 19.9 percent, 11.7 percent and 12.2 percent, respectively. In addition, Non-controlling interests include the amounts recorded for subsidiary stock options, with the vast majority comprising of Vedanta stock options.

18. Trade and Other Payables

Information regarding Trade and other payables was as follows:

As of June 30, 2022 and December 31, 2021	2022 $000s	2021 $000s
Trade payables	**15,094**	11,346
Accrued expenses	**15,209**	17,309
Income tax payable	**60**	57
Liability settled share based awards	**617**	4,703
Other	**2,131**	2,403
Total trade and other payables	**33,110**	35,817

19. Leases

The activity related to the Group's right of use asset and lease liability for the six months ended June 30, 2022 is as follows:

	Right of use asset, net 2022 $000s
Balance at January 1,	**17,166**
Additions	**137**
Depreciation	**(1,521)**
Balance at June 30,	**15,782**

	Total lease liability 2022 $000s
Balance at January 1,	**32,990**
Additions	**137**
Cash paid for rent - principal - financing cash flow	**(2,815)**
Cash paid for rent - interest	**(1,021)**
Interest expense	**1,021**

Balance at June 30, 31,333 Depreciation of the right-of-use assets, which virtually all consist of leased real estate, is included in the General and administrative expenses and Research and development expenses line items in the Consolidated Statements of Comprehensive Income/(Loss). The Company recorded depreciation expense of $1.5 million and $1.5 million for the six months ended June 30, 2022, and June 30, 2021, respectively. The following details the short term and long-term portion of the lease liability as of June 30, 2022: Total lease liability 2022 $000s Short-term Portion of Lease Liability 4,635 Long-term Portion of Lease Liability 26,697 Total Lease Liability 31,333 On June 26, 2019, PureTech executed a sublease agreement with Gelesis. The lease is for the approximately 9,446 rentable square feet located on the sixth floor of the Company’s former offices at the 501 Boylston Street building. The sublesee obtained possession of the premises on June 1, 2019 and the rent period term began on June 1, 2019 and expires on August 31, 2025. The sublease was determined to be a finance lease. As of June 30, 2022, the balances related to the sublease were as follows: Total lease receivable $000s Short-term Portion of Lease Receivable 432 Long-term Portion of Lease Receivable 1,065 Total Lease Receivable 1,497 During the six months ended June 30, 2021 PureTech recognized $0.5 million sublease income for an operating lease of approximately 11,852 rentable square feet located on the third floor of the 6 Tide Street building, that expired on August 31, 2021. 20. Commitments and Contingencies The Group is party to certain licensing agreements where the Group is licensing IP from third parties. In consideration for such licenses the Group has made upfront payments and may be required to make additional contingent payments based on developmental and sales milestones and/or royalty on future sales. As of June 30, 2022, these milestone events have not yet occurred and therefore the Group does not have a present obligation to make the related payments in respect of the licenses. Such milestones are dependent on events that are outside of the control of the Group and many of these milestone events are remote of occurring. As of June 30, 2022, payments in respect of developmental milestones that are dependent on events that are outside the control of the Group but are reasonably possible to occur amounted to approximately $9.6 million. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. Payments made to license IP represent the acquisition cost of intangible assets. See Note 11. The Group is party to certain sponsored research arrangements as well as arrangements with contract manufacturing and contract research organizations, whereby the counterparty provides the Company with research and/or manufacturing services. As of June 30, 2022, the noncancellable commitments in respect of such contracts amounted to approximately $11.1 million. 21. Related Parties Transactions Related Party Subleases and royalties During 2019, PureTech executed sublease agreements with a related party, Gelesis. Please refer to Note 19 for further details regarding the sublease. The Group receives royalties from Gelesis on its product sales. Such royalties amounted to $328 thousand and $105 thousand for the six months ended June 30, 2022 and 2021, respectively and are presented in Contract revenue in the Consolidated Statements of Comprehensive Income/(Loss). Key Management Personnel Compensation Key management includes executive directors and members of the executive management team of the Group (not including compensation provided to non-executive directors). The key management personnel compensation of the Group was as follows for the six months ended June 30:

For the six months ended June 30	2022 $000s	2021 $000s
Short-term employee benefits	**1,672**	1,313
Share-based payment expense (income)	**(2,010)**	1,896
Total	**(337)**	3,209

Short-term employee benefits include salaries, health care and other non-cash benefits. Share-based payments are generally subject to vesting terms over future periods. For the six months ended June 30, 2022 the Group had net income in respect of share based compensation to executives due to the income in respect of RSU liabilities because of the decrease in value of RSUs.

For cash settlements of share based awards – see Note 7.

In addition the company paid remuneration to non-executive directors in the amounts of $303 thousand and $280 thousand for the six months ended June 30, 2022 and June 30, 2021 respectively. Also, the company incurred $145 thousand of stock based compensation expense for such non-executive directors for the six months ended June 30, 2022. There is no stock based compensation expense for such non-executive directors for the six months ended June 30, 2021.

During the six months ended June 30, 2022 and 2021, respectively, the company incurred $54 thousand and $30 thousand of expenses paid to related parties.

Convertible Notes Issued to Directors

Certain members of the Group have invested in convertible notes issued by the Group's subsidiaries. As of June 30, 2022 and December 31, 2021, the outstanding related party notes payable totaled $97 thousand and $94 thousand respectively, including principal and interest.

The notes issued to related parties bear interest rates, maturity dates, discounts and other contractual terms that are the same as those issued to outside investors during the same issuances, as described in Note 15.

Directors' and Senior Managers' Shareholdings and Share Incentive Awards

The Directors and senior managers hold beneficial interests in shares in the following businesses and sourcing companies as at June 30, 2022:

	Business Name (Share Class)	Number of shares held as of June 30, 2022	Number of options held as of June 30, 2022	Number of RSUs held as of June 30, 2022	Ownership Interest[1]
Directors:					
Ms Daphne Zohar[2]	Gelesis (Common)	**465,121**	**3,303,306**	**1,349,697**	**4.38%**
Dr Robert Langer	Entrega (Common)	**250,000**	**82,500**	**—**	**4.09%**
Dr Raju Kucherlapati	Enlight (Class B Common)	**—**	**30,000**	**—**	**3.00%**
Dr John LaMattina[3]	Akili (Series A-2 Preferred)	**37,372**	**—**	**—**	**0.84%**
	Akili (Series C Preferred)	**11,755**	**—**	**—**	**0.15%**
	Gelesis (Common)[3]	**373,530**	**62,130**	**—**	**0.37%**
	Vedanta Biosciences (Common)	**25,000**	**—**	**—**	**0.17%**
Senior Managers:					
Dr Bharatt Chowrira	Karuna (Common)	**5,000**	**—**	**—**	**0.02%**
Dr Joseph Bolen	Vor (Common)	**—**	**9,191**	**—**	**0.02%**

1 Ownership interests as of June 30, 2022 are calculated on a diluted basis, including issued and outstanding shares, warrants and options (and written commitments to issue options) but excluding unallocated shares authorized to be issued pursuant to equity incentive plans and any shares issuable upon conversion of outstanding convertible promissory notes.

2 Common shares and options held by Yishai Zohar, who is the husband of Ms. Zohar. Ms. Zohar does not have any direct interest in the share capital of Gelesis. Ms Zohar recuses herself from any and all material decisions with regard to Gelesis.

3 Dr John and Ms Mary LaMattina hold 287,861 shares of common shares in Gelesis. Individually, Dr LaMattina holds 85,669 shares of Gelesis and convertible notes issued by Appeering in the aggregate principal amount o $50,000.

Directors and senior managers hold 25,405,881 ordinary shares and 8.8 percent voting rights of the Company as of June 30, 2022. This amount excludes options to purchase 3,550,000 ordinary shares. This amount also excludes 8,237,106 shares, which are issuable based on the terms of performance based RSU awards granted to certain senior managers covering the financial years 2022, 2021 and 2020, and 67,140 shares which were issued to directors in July 2022 based on the terms of the RSU awards granted to non-executive directors in 2021. Such shares will be issued to such senior managers and non executive directors in future periods provided that performance and/or service conditions are met and certain of the shares will be withheld for payment of customary withholding taxes.

Short term Note from Associate

See Note 14 for details on the $15.0 million note issued by Gelesis to the Company. The Company recognized finance income of $59 thousand with respect to interest and changes in fair value related to the short term note. The note was repaid by Gelesis in January 2022 due to the closing of the business combination between Gelesis and Capstar on January 13, 2022. 22. Taxation Tax benefit/(expense) is recognized based on management’s best estimate of the average annual effective income tax rate which is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income/(loss) of each jurisdiction. Additionally, tax expense/(benefit) that relates to discrete events and transactions is recognized in the interim period in which the event or transactions occurs. During the six months ended June 30, 2022 and 2021, the Group recorded a consolidated tax provision of $(32.5) million benefit and $(17.4) million benefit, respectively, which represented effective tax rates of 58.1 percent and 18.3 percent, respectively. The effective tax rate in the current period (which is higher than the statutory tax rate) is primarily driven by the fact that finance income recorded in respect of changes in the fair value of subsidiary preferred share liabilities is non taxable as well as the majority of the gain on deconsolidation and the gain on dilution of interest in an associate. The change in the tax rate period over period also results from the aforementioned gains that do not exist for the six months ended June 30, 2021. 23. Subsequent Events The Company has evaluated subsequent events after June 30, 2022, the date of issuance of the Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Consolidated Financial Statements or notes thereto, except for the following: Loan to Gelesis On July 27, 2022, the Company, as a lender, entered into an unsecured Short Term Promissory Note ("Note") with Gelesis (GLS), as a borrower, in the amount of $15.0 million. The Note bears an annual interest rate of 15.0 percent per annum and accrues until the note is repaid. The term of the Note is the earlier of December 31, 2023 or five business days following the consummation of a qualified financing by Gelesis. Subsequent to balance sheet date through August 19, 2022, the Company repurchased an aggregate of 2,471,832 Ordinary Shares under the share repurchase program. See note 12. On August 8, 2022, the Company sold 125,000 shares of Karuna common stock. In addition, the Company wrote a series of call options entitling the holders thereof to purchase up to 477,100 Karuna common stock at a set price. Aggregate proceeds to the Company from all aforementioned transactions are expected to be approximately $115.4 million, net of transaction fees, presuming the exercise of all call options. See Note 5 for the closing after balance sheet date of the business combination agreement between Akili Interactive and Social Capital Suvretta Holdings Corp. I, a special purpose acquisition company. The transaction closed on August 19, 2022 and the combined company's securities began trading on August 22, 2022 on the Nasdaq Stock Market under the ticker symbol "AKLI". As part of a PIPE transaction that took place concurrently with the closing of the transaction, the Company purchased 500,000 shares in consideration for $5.0 million. Following the closing of the aforementioned transactions, the Company holds 12,527,477 shares of the combined entity (excluding the Akili Earnout Shares), which represents 14.7 percent of its outstanding common stock. Directors’ responsibility statement The Board of Directors approved this Half-yearly Financial Report on August 24, 2022. The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as contained in UK-adopted International Financial Reporting Standards (IFRS) and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8. Approved by the Board of Directors and signed on its behalf by: Daphne Zohar Chief Executive Officer August 24, 2022